SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14d-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

CHARMING SHOPPES, INC.

(Name of Subject Company)

CHARMING SHOPPES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

Colin D. Stern

Executive Vice President, General Counsel and Secretary

3750 State Road

Bensalem, Pennsylvania 19020

(215) 245-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copy to:

Douglas Raymond

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

(215) 988-2548

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.	Subject Company Information

Name and Address

The name of the subject company is Charming Shoppes, Inc., a Pennsylvania corporation (“Charming”). The address of Charming’s principal executive offices is 3750 State Road, Bensalem, Pennsylvania, and Charming’s telephone number is (215) 245-9100.

Securities

This Solicitation/Recommendation Statement on Schedule 14d-9 (this “Schedule 14d-9”) relates to the common stock, having a par value of $0.10 per share, of Charming (the “Common Stock”).

The shares of Common Stock are hereinafter referred to as the “Shares.” As of close of business on May 11, 2012, there were (i) 116,825,954 Shares issued and outstanding (inclusive of non-forfeitable deferred Shares) and (ii) 9,378,430 Shares subject to issuance pursuant to the exercise of outstanding stock options and the settlement of restricted stock units and stock appreciation rights.

Item 2.	Identity and Background of Filing Person

Name and Address

Charming is the person filing this Schedule 14d-9 and is the subject company. Charming’s name, address and telephone number are set forth in Item 1 above.

Tender Offer

This Schedule 14d-9 relates to the tender offer by Colombia Acquisition Corp. (“Merger Sub”), a Pennsylvania corporation and wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation (“Ascena”), pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $7.35 per Share (such amount, the “Offer Price”), net to the selling shareholder in cash, without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 15, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Ascena and Merger Sub with the Securities and Exchange Commission (the “SEC”) on May 15, 2012. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 1, 2012 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Ascena, Merger Sub and Charming. The Merger Agreement provides, among other things, that following completion of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Charming (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”). As a result of the Merger, any Shares that are not acquired in the Offer and remain outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by Ascena or any subsidiary of Ascena (including Merger Sub), any Shares held by Charming as treasury shares and any Shares held by shareholders who have perfected their statutory dissenters rights under Section 1571 et seq. of the PBCL), will be converted into the right to receive an amount equal to the Offer Price, net to the selling shareholder in cash, without interest (the “Merger Consideration”) and subject to any required withholding taxes. Following the Effective Time, Charming will continue as a wholly owned subsidiary of Ascena (Charming after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (d)(1) to this Schedule 14d-9 and is incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, on June 12, 2012 (which is the end of the day on June 12, 2012), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

The Schedule TO states that the business address for Ascena and Merger Sub is 30 Dunnigan Drive, Suffern, New York 10901.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14d-9, to the knowledge of Charming, as of the date of this Schedule 14d-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between Charming or its affiliates and (i) its executive officers, directors or affiliates or (ii) Ascena, Merger Sub or their respective executive officers, directors or affiliates.

Arrangements between Charming and Ascena and Merger Sub

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1) to this Schedule 14d-9, are incorporated in this Schedule 14d-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (d)(1) to this Schedule 14d-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Charming, Ascena and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14d-9 to provide Charming’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Charming or Ascena in Charming’s or Ascena’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to Charming or Ascena. The representations and warranties contained in the Merger Agreement were not intended, and should not be relied upon, to establish facts. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of (i) establishing the circumstances under which Merger Sub may have the right not to consummate the Offer, or Charming or Ascena may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

Representation on Board

The Merger Agreement provides that, upon acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, Ascena will be entitled to designate to serve on Charming’s Board of Directors (“Board”), such number of directors, rounded up to the next whole number, as will give Ascena representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Ascena described in this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Ascena and/or Merger Sub (including Shares accepted for payment) bears to the number of Shares then outstanding. As a result, Ascena will have the ability to designate a majority of the Board following the consummation of the Offer. Under the Merger Agreement, Charming has agreed to cause Ascena’s designees to be elected or appointed to the Board effective at the consummation of the Offer, including (i) by promptly increasing the size of the Board (including by amending Charming’s Bylaws if necessary to increase the size of the Board) and/or (ii) by promptly securing the resignations of incumbent directors. At such time, Charming will also cause individuals designated by Ascena to constitute the number of members, rounded up to the next whole number, on, as requested by Ascena, each committee of the Board and each board of directors of each subsidiary of Charming (and each committee thereof) that represents the same percentage as such individuals represent on the Board.

Confidentiality Agreement

On December 19, 2011, Charming and Ascena executed a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Charming would furnish to Ascena and its affiliates and representatives, on a confidential basis, certain information concerning Charming for the purpose of Ascena’s evaluation of a possible transaction between Ascena and Charming. As part of the due diligence process, Charming provided Ascena with certain information regarding its business and operations, and certain members of senior management of Charming and of Ascena made presentations to the other and their respective advisors.

Exclusivity Agreement

In connection with its offer made on April 26, 2012, as described in Item 4 under “Background of the Merger”, Ascena requested that Charming enter into an exclusivity agreement, pursuant to which the parties agreed to exclusively negotiate with each other through 9:30 a.m. on Monday, May 7, 2012. On April 26, 2012, Charming returned to Ascena an executed exclusivity agreement, pursuant to which Charming agreed to exclusively negotiate with Ascena through 9:30 a.m. on Monday, April 30, 2012.

Following further negotiations, on April 27, 2012, Charming and Ascena executed another exclusivity agreement, extending the exclusivity period through 9:30 a.m. on Wednesday, May 2, 2012, with an option for Ascena to extend the period through 9:30 a.m. on Thursday, May 3, 2012 (collectively the two exclusivity agreements, the “Exclusivity Agreement”).

Charming Director and Executive Officer Relationships with Ascena

As of the date of this Schedule 14d-9, Ascena and Merger Sub have informed Charming that no members of Charming’s current management have entered into any agreement, arrangement or understanding with Ascena, Merger Sub or their affiliates regarding employment with the Surviving Corporation.

Arrangements between Charming and its Executive Officers, Directors and Affiliates

Charming’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, which may be different from or in addition to those of Charming’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the compensation arrangements between Charming and its executive officers and directors and affiliates described in this Item 3, please also see Charming’s definitive proxy statement filed with the SEC on May 6, 2011.

Below is a list of Charming’s directors and executive officers as of the date hereof, stating their respective positions with Charming:

Name	Position

Anthony M. Romano	Chief Executive Officer, President and Director

Arnaud Ajdler	Director

Michael C. Appel	Director

Richard W. Bennet, III	Director

Michael J. Blitzer	Director

Michael Goldstein	Director

Katherine M. Hudson	Director

Bruce J. Klatsky	Director

Paula A. Price	Director

Alan Rosskam	Director

MaryEllen MacDowell	President – Fashion Bug

Carol L. Williams	President – Catherines

Brian Woolf	Group President – Lane Bryant

Bryan Q. Eshelman	Executive Vice President, Chief Supply Chain Officer

Fred Lamster	Executive Vice President, Human Resources

Eric M. Specter	Executive Vice President and Chief Financial Officer

Colin D. Stern	Executive Vice President, General Counsel and Secretary

John Lee	Senior Vice President – Chief Accounting Officer

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of Charming who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of Charming. As of May 7, 2012, the directors and executive officers of Charming beneficially owned, in the aggregate 883,792 Shares, excluding Shares issuable upon (i) exercise of options to acquire Shares (“Stock Options”), (ii) exercise of rights to receive appreciation with respect to Shares under stock appreciation rights (“SARs”) and (iii) settlement of restricted stock unit awards, restricted stock awards, performance share unit awards and other rights, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares and awards of any kind consisting of Shares held, awarded, outstanding or payable in Shares (the awards described in (iii) collectively, the “Stock Awards”), in each case granted under Charming’s 2010 Stock Award and Incentive Plan, 2004 Stock Award and Incentive Plan, 2003 Incentive Compensation Plan, Inducement Grant Program, 2003 Non-Employee Directors Compensation Plan, the Non-Employee Directors Compensation Program, 2000 Associates Stock Incentive Plan, 1999 Associates Stock Incentive Plan, 1993 Employees’ Stock Incentive Plan or 1988 Key Employee Stock Option Plan (collectively, the “Stock Plans”), and further excluding any options issued under Charming’s Employee Stock Purchase Plan (the “ESPP”). If the directors and executive officers were to tender all of these Shares (other than Shares issuable under Stock Options, SARs, Stock Awards and options issued under the ESPP) for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then the directors and executive officers would receive an aggregate of $6,495,871 in cash pursuant to tenders into the Offer.

Under the Merger Agreement, Charming will take all necessary and appropriate actions so that as of the Effective Time (i) there will be no outstanding options issued or exercisable pursuant to the ESPP, (ii) the ESPP will terminate (without the commencement of any new offering or purchase periods thereunder) in accordance with the terms of the ESPP and (iii) all of the Stock Plans will terminate.

Charming Stock Options & Stock Appreciation Rights

Under the Merger Agreement, each Stock Option and each SAR that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, will be cancelled and converted into the right to receive from Ascena and the Surviving Corporation, as promptly as practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to such Stock Option or SAR as of immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of the Merger Consideration over the per Share exercise price under such Stock Option or the base amount under such SAR, less any taxes required to be withheld pursuant to applicable law.

In the event that the per Share exercise price (with respect to Stock Options) or base amount (with respect to SARs) is equal to or greater than the Offer Price, such Stock Option or SAR will be cancelled without consideration and have no further force or effect. As a result of the Contemplated Transactions, Charming’s directors and executive officers will receive an aggregate of $33,410, less any taxes required to be withheld, upon the cancellation of Stock Options outstanding as of May 7, 2012 and an aggregate of $12,722,000, less any taxes required to be withheld, upon the cancellation of SARs outstanding as of May 7, 2012.

Charming Stock Awards

Under the Merger Agreement, as of the Effective Time, each Stock Award that is outstanding immediately prior to the Effective Time will be cancelled and, except with respect to the portion of the performance share unit awards granted in 2012 that are forfeited at the Effective Time without payment in accordance with the terms and conditions of the awards, converted into the right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Shares subject to such Stock Award as of immediately prior to the Effective Time multiplied by (y) the Merger Consideration, less any taxes required to be withheld. As a result of the Contemplated Transactions, Charming’s directors and executive officers will receive an aggregate of $8,396,074, less any taxes required to be withheld, upon the cancellation of such Stock Awards.

In connection with the approval of the Merger Agreement, the Board has determined that the non-employee members of the Board will not receive the Stock Awards, each with a value of $135,000, that were otherwise scheduled to be granted on June 1, 2012.

Section 16 Matters

Pursuant to the Merger Agreement, Charming has agreed to take all steps as may be required to cause to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) any dispositions of Shares (including derivative securities with respect to such Shares) that are treated as dispositions under Rule 16b-3 and result from the Contemplated Transactions by each director or officer of Charming who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Charming.

Severance Agreements

Charming has entered into severance agreements with its executive officers, other than Mr. Lee (each a “Severance Agreement”). Under the Severance Agreements, subject to the executive’s execution and non-revocation of a general release of claims, an executive is entitled to receive severance benefits upon termination of employment by Charming other than for cause or upon termination by the executive for good reason, which are “qualifying terminations” under the Severance Agreements. “Cause” is generally defined under the Severance Agreements as the executive’s: (1) willful and continued failure to substantially perform his or her duties (other than due to disability or following a notice of termination for good reason) that is not cured within

30 days of notice; (2) willfully engaging in conduct demonstrably and materially injurious to Charming (or, for Mr. Eshelman, willful conduct which violates Charming’s standards of business conduct policy and the restrictive covenants under his Severance Agreement, as described below); or (3) a conviction for a felony. “Good Reason” generally means, without the executive’s written consent and without cure: (a) a material diminution of the executive’s authorities, duties or responsibilities as an employee; (b) any requirement that an executive be based at a location at least 50 miles farther from the executive’s then current primary residence than is the executive’s current office location; (c) a material diminution in the executive’s base salary then in effect; or (d) a material breach by Charming of the executive’s Severance Agreement (or, for Mr. Romano, the term sheet detailing his compensation that was approved by the Board on March 23, 2011). The right of the executives to resign for Good Reason due to a material diminution of the executive’s authorities, duties or responsibilities as an employee will be modified prior to the Effective Time as described below under “Retention Bonus Plan”.

The amounts payable to executives under the Severance Agreements depend upon whether termination occurs within a certain time frame related to a change in control. If an executive’s employment is terminated before a change in control or after 24 months following a change in control, the executive will receive severance equal to the sum of the executive’s annual base salary (or for Mr. Romano, 1.5 times his annual base salary) and a three-year average bonus, monthly reimbursements of COBRA health care premiums for a 12-month period (or for Mr. Romano, an 18-month period) following the qualifying termination (or until the executive obtains similar coverage from a subsequent employer, if earlier) and a prorated annual bonus for the year of termination, based on Charming’s actual performance.

If termination occurs upon or during the 24-month period following a change in control, instead of the severance benefits described above, the executive will receive a lump sum severance amount equal to 1.5 times the sum of the executive’s annual base salary (or for Mr. Romano, two times his annual base salary) and three-year average bonus, a lump sum payment equal to the cost of COBRA health care premiums, life insurance premiums and disability insurance premiums for the 18-month period (or for Mr. Romano, the 24-month period) following the qualifying termination and a prorated annual bonus at target for the year of termination.

In either event, the executive will also receive a lump sum amount equal to the executive’s accrued base salary, vacation pay and certain outplacement benefits.

A change in control under the Severance Agreements includes: (1) an acquisition of voting securities by any person (other than certain related parties) after which such person has beneficial ownership of 20% or more (50% or more in the case of Messrs. Eshelman and Lamster) of the voting power of outstanding voting securities of Charming; (2) the individuals who, as of the effective date of the applicable Severance Agreement, were members of the Board, plus any new director whose election or nomination was approved by a vote of at least two-thirds of the applicable members of the Board, cease for any reason to constitute at least a majority of the Board; (3) the consummation of a merger, consolidation, recapitalization or reorganization, a reverse stock split of the outstanding voting securities or an acquisition of securities or assets in which the shareholders owning 80% of the voting securities of Charming immediately before such transaction do not own at least 60% of the combined voting power of the outstanding voting securities of the surviving entity after such transaction; or (4) the implementation or consummation of a complete liquidation or sale or disposition of all or substantially all the assets of Charming, other than a transaction resulting in certain affiliates owning more than 50% of the assets prior to the transaction. In any event, a change in control under an executive’s Severance Agreement does not include any transaction in which the executive is considered part of the purchasing group which consummates the change in control transaction. The consummation of the Offer will constitute a change in control under the Severance Agreements.

The executive is not entitled to severance benefits if his or her employment terminates due to disability, retirement or death, or if the executive is terminated for cause or terminates other than for good reason.

In 2009, the Severance Agreements with Mr. Romano, Mr. Specter, Ms. MacDowell, Mr. Stern, Ms. Williams and Mr. Woolf were amended to provide that the executives are not entitled to a tax gross up payment if an excise tax under section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), is imposed on any payments contingent upon a change in control of Charming. All of the Severance Agreements now provide that the amount of such payments may be reduced to the threshold amount under Section 280G of the Code if such reduction provides the executive with a greater net after-tax amount than would be the case if no reduction was made.

To the extent permitted by law, other than for Mr. Eshelman, Charming will pay or reimburse each executive for all legal fees and expenses incurred in good faith by the executive as a result of any conflict between Charming and the executive pertaining to the executive’s Severance Agreement, up to a maximum of $35,000, regardless of the outcome of such conflict.

The Severance Agreements have a three-year term which, at the end of the first year of the three-year term and at the end of each year thereafter, automatically extends for one additional year unless Charming provides a notice of non-renewal six months prior to the end of the then current term. However, the terms of the Severance Agreements will remain in effect for a period of 24 months following a change in control or until all benefits have been paid.

During the term of the Severance Agreement and for a stated period after the executive’s termination of employment for any reason, the executive is subject to non-competition and non-solicitation provisions. The stated period is 12 months (18 months for Mr. Romano) if the termination occurs before a change in control or after 24 months following a change in control, or 18 months (24 months for Mr. Romano) if the termination occurs upon or within 24 months of a change in control. Each executive is also subject to confidentiality provisions and non-disparagement provisions during the term of the Severance Agreement and thereafter. Charming may seek injunctive relief against an executive for breach of the confidentiality, non-competition and non-solicitation provisions (and, for Messrs. Eshelman and Lamster, the non-disparagement provisions). In addition, any and all payments under an executive’s Severance Agreement will cease if he or she breaches the confidentiality, non-competition or non-solicitation provisions (and, for Messrs. Eshelman and Lamster, the non-disparagement provisions).

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The terms and conditions related to compensation that is based on or otherwise related to the Contemplated Transactions are described in Item 8. under “Golden Parachute Compensation” and are incorporated herein by reference.

Success and Retention Bonus Plan

On April 30, 2012, the compensation committee of the Board approved Charming’s intent to adopt a success and retention bonus pool pursuant to which $6 million will be allocated among certain employees of Charming, including each of Messrs. Romano, Specter, Eshelman, Lamster, Stern and Lee. Following negotiation with Ascena, certain terms of the proposed success and retention bonus pool were revised, and as revised, the final terms of the success and retention bonus pool (the “Bonus Plan”) were adopted by the compensation committee of the Board on May 1, 2012. Bonuses under the Bonus Plan will be payable in two installments in substantially equal increments, with the first installment being paid on the first pay cycle after the Effective Time, and the second installment being paid on the six-month anniversary of the Effective Time, in each case, subject to the participant’s continued employment with Charming through the applicable date. Notwithstanding the continued employment requirement, in the event of the participant’s termination without cause, or due to death or disability, any remaining unpaid installment will be paid within 30 days following such termination (or upon the Effective Time, if later). In addition, solely with respect to certain officers who were parties to a Severance Agreement as in effect on May 1, 2012, including Messrs. Romano, Specter, Eshelman, Lamster and Stern (collectively, the “Executives” and each an “Executive”), notwithstanding the continued employment requirement, in the event of the Executive’s termination for good reason, any remaining unpaid installments will be paid within 30 days following such termination (or upon the Effective Time, if later). Solely for purposes of the Bonus Plan, the definition of good reason will have the meaning set forth in the Executive’s Severance Agreement (see above under “Severance Agreements”), but will not include any diminution, whether or not material, in duties, responsibilities or authorities of the Executive (a “Diminution”). Any payments made from the Bonus Plan upon termination without cause or, solely with respect to an Executive, for good reason, will be conditioned upon, and subject to, the participant’s execution and non-revocation of a release of claims against Charming, Ascena and all of their respective affiliates and customary releasees.

Except as described below, nothing provided in the Bonus Plan will affect any rights any Executive has or purports to have under his Severance Agreement or any other employment agreement, plan or arrangement with Charming. As a condition of receiving the second installment of the bonus (but not the first installment) under the Bonus Plan, however, each Executive will be required to enter into an amendment to the Executive’s Severance Agreement (in a form reasonably acceptable to Ascena) prior to the Effective Time, that suspends his right to resign for a Diminution under the Severance Agreement and any such other agreement, plan or arrangement until after the second installment of the foregoing retention bonus is paid pursuant to the Bonus Plan (the “Suspension Period”). In exchange for the Executive’s entering into such amendment, Charming will suspend any time period within which the Executive has the right to notify Charming of a resignation for a Diminution under the Executive’s Severance Agreement or under any such other agreement, plan or arrangement until after the second installment of the bonus is paid to the Executive pursuant to the Bonus Plan, and the Executive may give notice of resignation on account of any Diminution that occurred during the Suspension Period within a number of days after the date on which such second installment of the bonus is paid under the Bonus Plan equal to the period following an event giving rise to good reason that such Executive is otherwise required to provide a notice to Charming of termination of employment for good reason under the Executive’s Severance Agreement (i.e., 15 or 30 days, as applicable).

Employee Benefit Matters

The Merger Agreement provides that Ascena will, or will cause the Surviving Corporation and its subsidiaries, as applicable, to:

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until the first anniversary of the Effective Time, provide to each employee of Charming or any of its subsidiaries who is classified by Charming or such subsidiary as a regular full-time employee, whose terms and conditions of employment are not subject to a collective bargaining agreement and who is employed in such capacity by Charming or such subsidiary at the Effective Time (each, a “Company Continuing Employee”), base salary, wages, bonus opportunities (but without regard to the timing of the payment of any bonus, performance goals or targets or duration of the performance period to which the bonus relates) and employee benefits (other than equity-based compensation arrangements) that in the aggregate are substantially comparable to the pay, bonus opportunities and employee benefits (other than equity-based compensation arrangements) provided to such employee immediately prior to the Effective Time;

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provide to any Company Continuing Employee who is terminated at or within one year of the Effective Time severance benefits that are no less than the severance benefits that would have been provided to such employee upon such a termination of employment immediately prior to the Effective Time;

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give each Company Continuing Employee full credit for purposes of eligibility, vesting and determination of level of benefits (but not benefit accrual under any employee pension benefit plan as defined under the Employee Retirement Income Security Act of 1974, as amended) under the employee benefit plans and arrangements maintained or sponsored by Ascena or any of its subsidiaries in which such Company Continuing Employees participate after the Effective Time for services rendered by such Company Continuing Employees to Charming and its subsidiaries prior to the Effective Time, without duplication of benefits; and

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assume, honor and be responsible for paying, providing and satisfying when due, all vacation, personal days, sick pay and other paid time off for Company Continuing Employees accrued, but unused, through the Effective Time on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Effective Time, except to the extent such satisfaction would result in an unintended duplication of benefits.

The Merger Agreement also provides that unless otherwise notified by Ascena in writing prior to the closing date of the Offer, Charming will terminate its 401(k) plan (the “Charming 401(k) Plan”), effective immediately prior to the closing of the Offer. If Ascena provides such notice not to terminate, then Ascena may still request that Charming terminate the Charming 401(k) Plan prior to the Effective Time.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that Ascena and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation by Charming existing as of the date of the Merger Agreement in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of Charming or any of its subsidiaries (each an “Indemnified Party”) as provided in Charming’s organizational documents, in each case as in effect on the date of the Merger Agreement, will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and will survive the Merger and will remain in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Parties, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

For six (6) years after the Effective Time, to the fullest extent permitted under applicable law, Ascena and the Surviving Corporation (the “Indemnifying Parties”) agreed under the Merger Agreement to indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, obligations, judgments, fines and settlements (collectively, “Losses”) arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the Contemplated Transactions), and agreed to promptly advance to each Indemnified Party any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Losses as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable law.

Finally, the Merger Agreement provides that Charming will purchase, at or prior to the Effective Time, a “tail” directors’ and officers’ liability insurance policy with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of Charming and its subsidiaries than those of the directors’ and officers’ insurance policy in effect on the date of the Merger Agreement; provided that the premium for such tail policy is not in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (which aggregate premiums are approximately $765,000). Such tail policy may not be amended, modified, cancelled or revoked after the closing of the Offer by Charming, Ascena or the Surviving Corporation in any manner that is adverse to the beneficiaries.

Item 4.	The Solicitation or Recommendation

Recommendation

On April 30, 2012, the Board unanimously, among other things: (i) approved and declared advisable the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement,

(ii) declared that the terms of the Offer and the Merger are fair to, and in the best interest of, Charming, (iii) determined that it is in the best interests of Charming and its shareholders that Charming enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, and (iv) recommended that Charming’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if approval of shareholders is required, adopt the Merger Agreement and approve the Merger.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that Charming’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if approval of shareholders is required, adopt the Merger Agreement and approve the Merger.

A copy of the letter to Charming’s shareholders, dated May 15, 2012, communicating the recommendation of the Board is included as Exhibit (a)(11) to this Schedule 14d-9 and is incorporated herein by reference.

Background of the Merger

In connection with its ongoing evaluation of strategic alternatives relating to Charming, from time to time, the Board has consulted with Charming’s senior management regarding Charming’s operational and financial performance, discussed the strategic direction of Charming and evaluated various alternatives for increasing shareholder value.

On March 16, 2011, Charming engaged an investment bank to explore strategic alternatives concerning a potential divestiture of the Fashion Bug and Figi’s businesses. Charming, with the assistance of such financial advisor and its regular outside transactional counsel, Drinker Biddle & Reath LLP (“Drinker Biddle”), thereafter conducted a sale process with respect to each business. At a regular meeting of the Board held on September 26, 2011, management reported that, as of such date, such sale processes (i) had not resulted in proposals that management, after consultation with such financial advisor, believed represented sufficient value for these businesses to warrant divestiture, and (ii) in the case of Fashion Bug had resulted in proposals that would likely require Charming to maintain continuing involvement with the divested business over a substantial transition period. During the ensuing discussion the Board requested that management prepare, in conjunction with a new financial advisor to be selected, an analysis of the potential strategic alternatives available to Charming, including continued adherence to its existing restructuring plans, as well as a possible sale of Charming as a whole, and that this analysis be presented to the Board at its November 8, 2011 meeting.

At the invitation of David Jaffe, President and Chief Executive Officer of Ascena, Tony Romano, the President and Chief Executive Officer of Charming, met with Mr. Jaffe on November 8, 2011. Mr. Romano advised the Board of the meeting in advance and the meeting was authorized by the Board. At the meeting, Mr. Jaffe indicated his company’s interest in acquiring Charming on a negotiated basis, potentially including Fashion Bug. Later that day, at a meeting of the Board, representatives of Barclays Capital Inc. (“Barclays”), which had been retained by the Board as Charming’s financial advisor to assist with an evaluation of potential strategic alternatives for Charming as a whole (referred to internally by Charming as Project Chrysalis) and, separately, to continue to seek a sale of its Fashion Bug business (referred to internally by Charming as Project Florence), presented an overview of potential strategic alternatives involving Charming based on internal financial data and forecasts prepared by Charming’s management, including a range of strategic and capital structure alternatives with respect to potential business separation scenarios.

On November 17, 2011, at a meeting of the Board, the Board resolved to undertake a comprehensive strategic and financial review of each of Charming’s businesses with the objective of enhancing shareholder value and to explore opportunities to divest the Fashion Bug business.

On November 30, 2011, at a meeting of the Board, representatives of Barclays discussed with the Board the financial performance of Fashion Bug, the ongoing process to divest Fashion Bug, including prospective bidders, and the strategic review process. The Board resolved that it would retain Schulte Roth and Zabel LLP (“Schulte Roth”) as special counsel to the Board in connection with Charming’s strategic review process.

On December 1, 2011, Charming issued a press release announcing that it was undertaking a strategic and financial review of Charming’s operations, with the objective of enhancing shareholder value, and that it had determined to divest the Fashion Bug business.

On December 9, 2011, at a meeting of the Board, representatives of Barclays provided further updates about Project Chrysalis and Project Florence.

On December 15, 2011, at the direction of the Board, Barclays provided to Ascena and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Ascena’s financial advisor, a form confidentiality agreement on behalf of Charming.

On December 19, 2011, Charming entered into the Confidentiality Agreement with Ascena. As part of the due diligence process, Charming thereafter provided Ascena with certain information regarding its business and operations, and certain members of senior management of Charming and of Ascena made presentations to each other and their respective advisors.

On December 21, 2011, Tony Romano met with David Jaffe. During this meeting, Mr. Jaffe discussed Ascena’s interest in acquiring Charming on a negotiated basis and the possibility of pursuing a strategic transaction involving the two companies.

On January 18, 2012, at a meeting of the Board, representatives of Barclays presented information about Project Florence and Project Chrysalis. In particular, the Barclays’ representatives reviewed outlines of proposed offers for the Fashion Bug business from two interested parties, referred to as Party B and Party C. The Barclays’ representatives noted that Party B had reported that it was prepared to close a transaction within 30 days and anticipated furnishing its due diligence requests to management shortly. The Barclays’ representatives also reviewed the terms of a proposed offer from Party C and the feasibility of closing a transaction on those terms in an abbreviated time period. During the meeting, the Board determined to pursue the transaction with Party B. At the same meeting, the Barclays’ representatives provided an update on Project Chrysalis, including the potential impact of Project Florence on the Project Chrysalis process, and discussed with the Board the list of potentially interested parties identified to date.

On February 3, 2012, Tony Romano and Eric Specter from Charming, representatives from Barclays and representatives from BofA Merrill Lynch attended a meeting with representatives of Ascena to discuss Project Chrysalis. At this meeting, representatives of Charming provided Ascena with an overview of Charming’s operations and finances.

During the months of February and March, Barclays contacted 40 other potential bidders for Charming as a whole (consisting of 24 financial bidders and 16 strategic bidders) at the direction and on behalf of Charming. Between February 7, 2012 and March 14, 2012, confidentiality agreements with respect to Project Chrysalis were negotiated and entered into with 21 of them, including four parties referred to as Party D, Party E, Party F and Party G.

On February 7, 2012, Party D and Party E requested permission to pursue a joint bid. After consultation with the Board, Charming granted the request and allowed Party D and Party E to proceed as co-bidders.

On February 17, 2012, at a meeting of the Board, representatives of Barclays reported on the due diligence steps being undertaken by Party B with respect to its potential bid for the Fashion Bug business and the date by which Party B was expected to communicate its decision on Project Florence. The Board agreed to consider opening up the Project Florence process to other interested parties in the event no response was received from Party B by the end of that week. At the same meeting, representatives of Barclays provided the Board with an update on Project Chrysalis. In particular, representatives of Barclays reported on the status of the confidentiality agreements being negotiated between Charming and potentially interested parties.

On February 21, 2012, Tony Romano, Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Ascena and representatives from BofA Merrill Lynch to discuss Project Chrysalis. The meeting was a follow-up to the February 3, 2012 meeting between the parties, and, in particular, was focused on a discussion of the financial due diligence of Charming.

On March 6, 2012, Tony Romano and Eric Specter from Charming and representatives from Barclays attended a meeting with representatives of Party D and Party E to discuss Project Chrysalis. At this meeting, representatives of Charming provided representatives of Party D and Party E with an overview of Charming’s operations and finances.

On March 9, 2012, at a meeting of the Board, representatives of Barclays provided further updates about the strategic review process and proposals for Project Florence. Representatives of Barclays informed the members of the Board that representatives of BofA Merrill Lynch, on behalf of Ascena, had told Barclays that Ascena was prepared to offer to acquire all outstanding Shares for $6.25 per Share in cash. Later that day, Ascena sent a letter to the Board indicating its interest in acquiring all outstanding Shares for a purchase price of $6.25 per Share in cash, that closing of such a transaction would not be conditioned on the receipt of financing, and that it was prepared to commit resources to reach an agreement. The proposal was subject to confirmatory due diligence.

On March 13, 2012, Party D and Party E sent a letter to Barclays indicating their interest in acquiring (on a joint basis) all outstanding Shares for a purchase price of $6.00 to $7.00 per Share in cash. The letter also stated that the parties intended to finance the acquisition through a combination of equity and debt financing from third-party sources.

On March 15, 2012, a draft of the Merger Agreement prepared by Charming’s counsel and a summary thereof were distributed by Colin Stern, Executive Vice President, General Counsel and Secretary of Charming, to the Board.

On March 22, 2012, Barclays (at the direction of the Board) distributed the first draft of the Merger Agreement to Ascena as well as Party D and Party E and requested that they modify the agreement to reflect the terms and conditions on which they would be prepared to enter into a definitive agreement, assuming agreement on all economic terms.

On March 23, 2012, at a meeting of the Board, representatives of Barclays provided further updates on the status of Project Chrysalis, the non-binding indications of interest that had been received to date, the trading history of the Shares and the timetable of scheduled management meetings and due diligence sessions. Representatives of Barclays also provided a status report on Project Florence and a comparison of indications of interest with respect to Project Florence received to date.

On March 30, 2012, Party F sent a letter to Charming indicating its interest in acquiring all outstanding Shares for a purchase price of $6.20 to $6.50 per Share in cash. The letter stated that the proposal was not contingent upon the receipt of third-party debt financing, but that Party F’s intention was to raise third-party debt financing in support of the transaction.

On March 30, 2012, Tony Romano, Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Party D and Party E to discuss Project Chrysalis. Charming provided information relating to certain due diligence questions and operational issues raised by Party D and Party E.

On March 31, 2012, Party G sent a letter to Charming indicating its interest in acquiring all outstanding Shares for a purchase price of $6.49 to $6.79 per Share in cash. The letter stated that the proposal was not contingent upon the receipt of third-party debt financing, but that Party G’s intention was to raise third-party debt financing in support of the transaction.

On April 2, 2012, at a meeting of the Board, representatives of Barclays provided further updates on the status of Project Chrysalis, the new indications of interest that had recently been received from prospective bidders, communications with other interested parties and the due diligence process being followed with interested parties. Representatives of Barclays also reported on the status of Project Florence and the indications of interest received from prospective bidders for Fashion Bug. Barclays indicated that both Ascena and Parties D and E had expressed their preference that Charming not commit to sell Fashion Bug if they were to be the successful bidder for Charming.

On April 3, 2012, Tony Romano, Eric Specter and other representatives from Charming, as well as representatives from Barclays and representatives from BofA Merrill Lynch, attended a meeting with representatives of Ascena to discuss financial and operational aspects of a combination with Ascena and to provide Ascena with further due diligence.

On April 4, 2012, Tony Romano and Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Party D and representatives of Party E to discuss Project Chrysalis. Representatives from outside advisors to Party D and Party E also attended the meeting. Members of the Lane Bryant, Catherines and Fashion Bug management teams provided Party D and Party E representatives with an overview of their business activities and operating performance.

On April 6, 2012, Ascena sent a marked copy of the Merger Agreement to Charming.

On April 10, 2012, Tony Romano, Eric Specter and other representatives from Charming, as well as representatives from Barclays and representatives from BofA Merrill Lynch, attended a meeting with representatives of Ascena to discuss merchandising, stores, marketing and other operational issues.

On April 11, 2012, Tony Romano, Eric Specter and other representatives from Charming, as well as representatives from Barclays and representatives from BofA Merrill Lynch, attended a meeting with representatives of Ascena to discuss financial and operational aspects of a combination with Ascena and to provide Ascena with further due diligence.

On April 12, 2012, legal advisors for Charming, the Board and Ascena had a conference call to discuss changes proposed by Ascena to the draft of the Merger Agreement previously provided by Charming, including, among other things, revisions to the two-tier termination fee, the go-shop provision and the non-solicitation provisions originally proposed by Charming, the period following execution of the Merger Agreement within which Merger Sub must commence the Offer, the conditions to the Offer and the Merger, and other items.

On April 12, 2012, Tony Romano, Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Party D and Party E and their financing sources to discuss due diligence and operational issues.

On April 12, 2012, at a meeting of the Board, representatives of Barclays provided an update on Project Chrysalis and, in particular, reviewed their interactions with Ascena, Party D, Party E, Party F and Party G. Michael Goldstein, Chairman of the Board, disclosed to the Board that he was then a member of the senior advisory board of an entity that may be providing acquisition financing to one of the potential bidders (which was not Ascena). Mr. Goldstein stated that, aside from his status as a senior advisory board member of such entity, he was not involved in such entity’s financing efforts for such potential bidder. Mr. Goldstein stated that he would recuse himself from any negotiations involving Charming and such party or Board discussions or deliberations concerning such party.

On April 13, 2012, Tony Romano, Eric Specter and other representatives from Charming and representatives from Barclays attended a meeting with representatives of Party D and Party E to discuss Charming’s information technology systems, distribution centers and other financial and operational issues.

On April 15, 2012, legal advisors for Party D and Party E returned a marked copy of the Merger Agreement to legal advisors for Charming.

On April 17, 2012, Charming’s counsel circulated a revised draft of the Merger Agreement to Ascena’s counsel, reflecting discussions over the preceding days regarding the changes proposed by Ascena to such agreement.

On April 19, 2012, legal advisors for Charming, the Board and Ascena had a conference call to discuss the revised draft of the Merger Agreement Charming’s counsel had circulated to Ascena’s counsel.

On April 20, 2012, Tony Romano, Eric Specter and other representatives from Charming and a representative from Barclays attended a meeting with representatives of Party G to discuss financial and other due diligence matters relating to Project Chrysalis.

On April 20, 2012, Party D and Party E provided their debt commitment letters to Charming. The same day, legal advisors for Charming returned a marked copy of the Merger Agreement to legal advisors for Party D and Party E.

On April 21, 2012, Party D and Party E provided their equity commitment letters and limited guarantee to Charming.

On April 23, 2012, Ascena sent Charming an updated offer of $6.50 per Share, payable in cash, without any financing contingency. Later that day, in response to a request from Barclays (acting at the direction of the Board), Party D and Party E sent a letter to Barclays containing an updated offer of $6.50 per Share, payable in cash, to be financed through a combination of committed equity and debt financing. The Board discussed the offers from Ascena and Parties D and E at a Board meeting the same day; and representatives from Barclays provided a status report on Project Chrysalis, a comparison of the financial terms of the proposals from Ascena and Parties D and E, a public market overview and Barclays’ preliminary valuation analyses of the consideration proposed to be paid by Ascena and Parties D and E. Drinker Biddle advised the Board on its fiduciary obligations under Pennsylvania law. Following discussion, the Board directed Barclays to continue further discussions with Ascena and Party D and Party E with the objective of increasing their bid prices.

On April 25, 2012, in response to a request from Barclays (acting at the direction of the Board), Ascena indicated to Barclays that it would be willing to increase its offer above $6.50 but below $7.00 per Share in cash. The same day, Parties D and E indicated to Barclays that they were prepared to raise their offer to $7.00 per Share, conditioned upon an exclusivity arrangement and certain other terms and conditions. The Board discussed the offers from Ascena and Parties D and E at a Board meeting the same day, at which time Drinker Biddle continued its discussion with the Board on its fiduciary obligations under Pennsylvania law and Barclays and Drinker Biddle and Schulte Roth discussed the differences between the proposals, other than the per Share price offered. These differences included financing commitments, availability of specific performance and amount of termination fee. The Board again directed Barclays to continue further discussions with Ascena and Party D and Party E to determine whether either party was willing to increase its bid price. Barclays disclosed to the Board the fees Barclays had received from, and material relationships Barclays had with (including as to the absence of any direct equity ownership of any of the Barclays deal team members in) certain potential bidders, including Ascena (with respect to which Barclays had earned no fees and had no material relationship over the preceding two years), Party D and Party E, over the preceding two years. Barclays confirmed to the Board that, consistent with Barclays’ internal policies, such fees and relationships did not preclude Barclays from representing the Board in connection with Project Chrysalis or Project Florence, including a potential transaction with Ascena, Party D or Party E. The Board concluded that such fees and relationships did not necessitate the engagement of a second financial advisor or otherwise a change in Barclays’ engagement.

On April 26, 2012, Tony Romano, Eric Specter and other representatives from Charming and a representative from Barclays (telephonically) attended a meeting with representatives of Party F to discuss financial and other due diligence matters relating to Project Chrysalis.

On April 26, 2012, in response to a request from Barclays (acting at the direction of the Board), Ascena communicated through Barclays that it was prepared to raise its offer to $7.35 per Share in cash, conditioned upon the negotiation of a mutually acceptable Merger Agreement, provided that Charming would agree to negotiate exclusively with Ascena for a limited period of time. The same day, in response to a request from Barclays (acting at the direction of the Board), Party D and Party E informed Barclays that they would be prepared to consider raising their offer of $7.00 per Share by a material amount, conditioned upon an exclusivity arrangement and expense reimbursement provisions if they were not ultimately the successful bidder at such higher amount in the process. The Board directed Barclays to have further discussions with Party D and Party E to determine the highest price they would be willing to offer without the expense reimbursement conditions. Barclays reported back to the Board that Party D and Party E were not prepared to increase their offer by a material amount without the expense reimbursement provisions. The Board advised Barclays to tell Ascena that it would agree to give Ascena exclusivity through April 30, 2012.

In connection with its offer made on April 26, 2012, Ascena requested that Charming enter into an exclusivity agreement, pursuant to which the parties would agree to negotiate with each other through 9:30 a.m. on Monday, May 7, 2012. On April 26, 2012, Charming returned to Ascena an executed exclusivity agreement, pursuant to which Charming agreed to exclusively negotiate with Ascena through 9:30 a.m. on Monday, April 30, 2012, following which Ascena’s counsel provided Charming with a revised draft of the Merger Agreement.

Following further negotiations, on April 27, 2012, Charming and Ascena entered into an additional exclusivity agreement extending the exclusivity period through 9:30 a.m. on Wednesday May 2, 2012, with an option for Ascena to extend the period through 9:30 a.m. on Thursday, May 3, 2012. Later that day, Ascena’s counsel provided Charming with a further revised draft of the Merger Agreement. That afternoon and evening, representatives of Charming and Ascena, as well as their respective counsel, negotiated the terms of the Merger Agreement.

On April 28, 2012, counsel to Ascena’s lenders provided Ascena and Charming with certain comments of Ascena’s lenders on the Merger Agreement. Later that day, Charming’s counsel delivered to Ascena a revised draft of the Merger Agreement. On the same day, Charming received notice that Party G would not move forward in pursing a negotiated transaction with Charming.

On each of April 28 and 29, 2012, representatives of Charming and Ascena, as well as their respective counsel, continued to negotiate the terms of the Merger Agreement. In those negotiations, Ascena insisted upon the elimination of the go-shop provision in the Merger Agreement and on the inclusion of a provision providing for the reimbursement, under certain circumstances, of Ascena’s transaction-related expenses.

On April 29, 2012, the Board held a special meeting at which the status of discussions pertaining to the Merger Agreement was discussed. At this meeting, the Board discussed with Barclays and counsel, among other issues still unresolved between the parties, Ascena’s insistence on the elimination of the go-shop provision. The Board and its advisors discussed (i) the fact that Charming had publicly announced the commencement of Project Chrysalis on December 1, 2011, had run a process in which Charming, with assistance from Barclays, had contacted a total of 41 potential bidders (consisting of 24 financial bidders and 17 strategic bidders), entered into confidentiality agreements with 22 of them, and received multiple bids from potential bidders (including multiple rounds of bids from Ascena and Parties D and E), that the Board had been advised that Party F would need several additional weeks to finalize its offer, and that Ascena’s $7.35 offer price represented a premium of 89% over the $3.88 closing sales price for the Shares as quoted on the NASDAQ Stock Market (the “NASDAQ”) on November 30, 2011 (the last trading day before the December 1 announcement) and a premium of 20% over the $6.13 closing sales price for the Shares as quoted on the NASDAQ on April 27, 2012, (ii) removal of the go-shop provision would not preclude potential bidders from submitting unsolicited takeover proposals to the Board after the execution of a Merger Agreement or preclude the Board from negotiating (and potentially entering into a definitive agreement concerning) a takeover proposal provided that certain conditions in the Merger Agreement were satisfied and (iii) the concern that failure to promptly agree to the removal of the go-shop provision could delay or jeopardize negotiations with Ascena on the Merger Agreement, which in the Board’s view would not be in the best interests of Charming’s shareholders. After discussion, the Board authorized its advisors to agree to the removal of the go-shop provision and to proceed with finalizing the Merger Agreement as promptly as possible. Charming’s counsel then proceeded to discuss with Ascena’s counsel the go-shop provision and the parties subsequently agreed to the removal of the go-shop provision, a single-tier termination fee of $30 million (without reimbursement of any Ascena expenses) and the remaining related open deal protection provisions in the Merger Agreement.

On April 30, 2012, the Board held a special meeting at which the status of discussions pertaining to the Merger Agreement was discussed. In advance of the meeting, Mr. Stern had circulated memoranda prepared by Drinker Biddle summarizing the material terms of the Merger Agreement, the financing commitments of Ascena’s lenders and certain applicable provisions of Pennsylvania law. At the meeting, representatives of Barclays provided a public market overview and their final valuation analyses of the consideration proposed to be paid by Ascena and delivered their oral opinion to the Board, which was subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the consideration to be offered to the shareholders of Charming in the Offer and the Merger was fair to such shareholders. The full text of the written opinion of Barclays, dated April 30, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached hereto as Annex I. Following further deliberations, the Board then determined it was in the best interests of Charming and its shareholders to enter into the Merger Agreement with Ascena. Accordingly, the Board unanimously (i) approved and declared advisable the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to, and in the best interest of, Charming, (iii) determined that it is in the best interests of Charming and its shareholders that Charming enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement and (iv) recommended that Charming’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if approval of shareholders is required, adopt the Merger Agreement and approve the Merger. At this meeting, the Board determined that, in light of the anticipated timing of the transaction with Ascena, the automatic grants of restricted stock units with a grant date value of $135,000 that were due to be granted to each of Charming’s non-employee directors on June 1, 2012 would not be made. Immediately following the Board meeting, the Compensation Committee of the Board approved Charming’s intention of adopting the Bonus Plan to provide bonuses to certain management employees who had worked extensively over the past year on Project Florence and Project Chrysalis and to incentivize management employees to remain with Charming through the Effective Time and for a period of time thereafter.

Following the April 30, 2012 Board meeting, representatives of Charming and Ascena held discussions to finalize the Merger Agreement, the disclosure letter to be delivered in connection with the Merger Agreement and certain matters relating to Charming employees, including the terms of the Bonus Plan. Following negotiations with Ascena, certain provisions of the proposed Bonus Plan were revised, among other things, to require, subject to certain exceptions, continued employment for six months following the Effective Time, in order to receive the payment of certain amounts thereunder. As revised, the Bonus Plan was adopted by the Compensation Committee of the Board on May 1, 2012.

On the morning of May 1, 2012, Mr. Jaffe and certain other members of Ascena management had a telephone call with Mr. Romano and certain other members of Charming management and their respective legal advisors to discuss the resolution of the remaining open business issues. On the afternoon of May 1, 2012, after the U.S. stock markets closed, the parties executed and delivered the Merger Agreement.

On May 2, 2012, before the U.S. stock markets opened, Charming and Ascena issued a joint press release announcing the transaction.

Reasons for Recommendation

In approving the Contemplated Transactions and making its recommendation that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

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Financial Terms; Premium to Market Price. The Board considered that the Offer Price of $7.35 per Share was higher than any of the other offer prices that Charming had received and represented a premium of 89% over the $3.88 closing sales price for the Shares as quoted on the NASDAQ on November 30, 2011, the last trading day before Charming announced that it was conducting a review of strategic alternatives for the company, and a premium of 20% over the $6.13 closing sales price for the Shares as quoted on the NASDAQ on April 27, 2012, the last trading day before the Board approved the Contemplated Transactions.

•	Cash Consideration. The Board considered that the Offer Price consideration is all cash, which provides certainty of value and immediate liquidity to Charming’s shareholders.

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Charming’s Operating Performance and Risks of Remaining Independent. The Board considered Charming’s current and historical financial condition and results of operations, as well as Charming’s near and long term prospects and strategic objectives, as well as the risks of remaining independent. The Board considered its belief that, if Charming were to remain independent, it would be necessary to divest or significantly restructure the Fashion Bug business in order to maximize long-term shareholder value, and the risks and uncertainties of successfully accomplishing such divestiture or restructuring. The Board also considered its belief that, in order to maximize long-term shareholder value on a standalone basis, it would be necessary for Charming to accelerate the growth of its Lane Bryant flagship brand and significantly reduce overhead expenses, and the risks and likelihood of successfully executing on this strategy, particularly given the prolonged uncertain economic conditions. In the judgment of the Board, the value offered to shareholders in the Offer and Merger was greater than the value Charming would likely achieve in the near term through the execution of its business plan.

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Review of Strategic Alternatives. In consultation with Barclays, the Board considered the likelihood of another financial or strategic buyer being willing to pursue a transaction with Charming at a price higher than the Offer Price. Charming announced its commencement of a review of strategic alternatives for the company on December 1, 2011, and since such date had contacted a total of 41 potential bidders (consisting of 24 financial bidders and 17 strategic bidders), entered into confidentiality agreements with 22 of them and received preliminary non-binding proposals from four of them. The Offer Price represented the highest price obtained by Charming in this process. The Board believed that the process implemented was designed to elicit, and did elicit, the highest price reasonably attainable by Charming’s shareholders in an acquisition transaction. The Board believed that prolonging the process could have (i) resulted in the loss or reduction of Ascena’s offer, (ii) negatively impacted employee morale and (iii) distracted employees and senior management from implementing Charming’s operating plan.

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Opinion of Financial Advisor. The Board considered Barclays’ oral opinion (which was subsequently confirmed in writing) delivered to the Board on April 30, 2012 that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated therein, from a financial point of view, the consideration to be offered to the shareholders of Charming in the Offer and the Merger was fair to such shareholders, as well as the related financial analyses provided by Barclays (see “Opinion of Charming’s Financial Advisor” below).

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Tender Offer Structure. The Board considered the fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to Charming’s shareholders, on a prompt basis, following satisfaction of the conditions to the Offer, with a second-step Merger in which shareholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price (subject to applicable withholding of taxes). The Board also considered the fact that the Merger could be consummated even more promptly using a “short-form merger” if at least eighty percent (80%) of the outstanding Shares are owned by Ascena and its affiliates prior to the Merger.

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Likelihood of Completion. The Board considered the likelihood that the Offer and the Merger would be consummated, including consideration of Ascena’s experience, reputation and financial condition, the fact that the Offer and Merger are not subject to any financing contingencies, and the fact that a transaction with Ascena would not likely raise any significant regulatory issues.

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Terms of the Merger Agreement. The Board considered that the terms of the Merger Agreement were determined through arm’s-length negotiations between Charming and Ascena. Among other provisions of the Merger Agreement considered important by the Board were:

•	the “fiduciary out” provisions that permit the Board to engage in negotiations with third parties who make an unsolicited proposal (including third parties who engaged in Charming’s pre-signing strategic review process) to acquire Charming that the Board believes in good faith constitutes, or would reasonably be expected to result in, a “superior proposal” (generally defined to mean a proposal from a third party that is (i) more favorable to Charming and its shareholders than the Contemplated Transactions, and (ii) reasonably capable of being completed);

•	Charming’s right to withdraw or modify its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior proposal, subject to the payment of a $30 million termination fee (equal to approximately 3.34% of the aggregate equity value of the transaction) and certain other conditions, and in the event of certain breaches or failures by Ascena of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

•	the limited conditions to closing of the Offer and the Merger (including the absence of a financing condition or any condition requiring the completion of any marketing period related to Ascena’s committed debt financing); and

•	the provisions permitting the Board to seek specific performance of the Merger Agreement by Ascena, regardless of whether the conditions to Ascena’s bank financing have been satisfied.

•	Availability of Dissenters Rights. The availability in the Merger of statutory dissenters rights under Pennsylvania law for shareholders who do not tender their Shares in the Offer.

The Board also considered a variety of potential issues and risks associated with the Offer and the Merger in its deliberations, including the following:

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No Shareholder Participation in Future Growth. Charming’s shareholders will have no continuing equity interest in Charming and, therefore, will not participate in any potential future growth or earnings;

•	Restrictions on Soliciting Proposals. The Merger Agreement imposes restrictions on soliciting competing acquisition proposals;

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Failure to Complete Transactions. Ascena may terminate the Merger Agreement and not complete the Offer in certain circumstances, including, subject to certain conditions, if there is a Company Material Adverse Effect (as defined in the Merger Agreement), or if Charming does not perform its obligations under the Merger Agreement in all material respects;

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Termination Fee. The Merger Agreement includes a $30 million termination fee (equal to approximately 3.34% of the aggregate equity value of the transaction), which is payable to Ascena if Charming accepts a “superior proposal,” and this fee makes it more costly for any other potential purchaser to acquire Charming;

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Diversion of Resources. The risks and costs to Charming if the Offer and the Merger do not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

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Operational Restrictions. The covenants in the Merger Agreement requiring Charming’s business prior to the completion of the Offer to be conducted in the ordinary course, as well as certain other operational restrictions on actions by Charming prior to the completion of the Merger, other than with the consent of Ascena, that could delay or prevent Charming from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger;

•

Potential Conflicts of Interest. The executive officers and directors of Charming may have interests in the Contemplated Transaction, including the Offer and the Merger, that are different from, or in addition to, those of Charming’s shareholders. See Item 3;

•

Potential Management Arrangements with Ascena. The fact that certain members of management may have an expectation that Ascena will enter into certain agreements, arrangements or understandings with certain members of management regarding post-closing employment with Ascena, although no such agreements, arrangements or understandings had been entered into as of the time the Merger Agreement was approved by the Board; and

•	Taxable Consideration. The cash consideration to be received by Charming’s shareholders in the Offer and Merger is taxable.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Contemplated Transactions. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations. In addition, individual members of the Board applied his or her own personal judgment to the process and may have given different weights to different factors. After weighing these considerations, the Board, by unanimous vote, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are, in the belief of the Board, in the best interests of Charming and its shareholders. In light of the foregoing, the Board also approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that Charming’s shareholders tender their Shares in the Offer and, as required by applicable law, adopt the Merger Agreement and approve the Merger.

Opinion of Charming’s Financial Advisor

Charming engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives, including a possible sale of Charming. On April 30, 2012, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the consideration to be offered to the shareholders of Charming in the Offer and the Merger was fair to such shareholders.

The full text of Barclays’ written opinion, dated as of April 30, 2012, is attached as Annex I to this Schedule 14d-9. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the shareholders of Charming in the Offer and Merger and does not constitute a recommendation to any shareholder of Charming as to whether or not such shareholder should tender Shares pursuant to the Offer or how such shareholder should vote with respect to the Merger or any other matter. The terms of the Offer and the Merger were determined through arm’s-length negotiations between Charming and Ascena and were unanimously approved by the Board. Barclays did not recommend any specific form of consideration to Charming or that any specific form of consideration constituted the only appropriate consideration for the Offer and the Merger. Barclays was not requested to address, and its opinion does not in any manner address, Charming’s underlying business decision to proceed with or effect the Offer and the Merger or the likelihood of consummation of the Offer and the Merger. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the consideration to be offered to the shareholders of Charming in the Offer and the Merger. No limitations were imposed by the Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the Merger Agreement, dated as of April 30, 2012, and the specific terms of the Offer and the Merger;

•

reviewed and analyzed publicly available information concerning Charming that Barclays believed to be relevant to its analysis, including Charming’s Annual Report on Form 10-K for the fiscal year ended January 28, 2012;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Charming furnished to Barclays by Charming, including financial projections prepared by Charming’s management;

•

reviewed and analyzed a trading history of the Shares from April 27, 2007 to April 27, 2012 and a comparison of the trading history of the Shares from November 30, 2011 to April 27, 2012 with the shares of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical and projected financial results and present financial condition of Charming with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed the results of Barclays’ efforts to solicit indications of interest from third parties with respect to a sale of all or a part of Charming;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Charming;

•

had discussions with the management of Charming concerning its business, operations, assets, liabilities, financial condition and prospects (including certain strategic alternatives in connection with Charming’s major operating divisions); and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information. Barclays also relied upon the assurances of management of Charming that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Charming, upon the advice of Charming, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Charming as to the future financial performance of Charming and that Charming would perform substantially in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion,

Barclays did not conduct a physical inspection of the properties and facilities of Charming and did not make or obtain any evaluations or appraisals of the assets or liabilities of Charming. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, April 30, 2012. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after April 30, 2012.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Shares but rather made its determination as to the fairness, from a financial point of view, to Charming’s shareholders of the consideration to be offered to such shareholders in the Offer and the Merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Charming or any other parties to the Offer and the Merger. None of Charming, Ascena, Merger Sub, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

On December 1, 2011, Charming announced its plans to divest the Fashion Bug division. Accordingly, management’s projections for fiscal year 2012 and onward exclude expected results for the Fashion Bug division. Given this plan, Barclays performed certain financial analyses excluding historical and expected future results for Fashion Bug, as described in more detail below.

Analysis of Selected Public Companies

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to Charming with selected public companies that Barclays, based on its experience in the retail apparel industry, deemed reasonably similar to Charming. The selected public companies were:

•	ANN INC.;

•	Ascena Retail Group, Inc.;

•	The Cato Corporation;

•	Chico’s FAS, Inc.;

•	Express, Inc.;

•	New York & Company, Inc.; and

•	The Talbots, Inc.

Barclays calculated and compared certain financial multiples and ratios of Charming and the selected public companies. As part of its selected public company analysis, Barclays calculated and analyzed each company’s ratio of its current stock price to its projected earnings per share (commonly referred to as a price earnings ratio, or P/E), and each company’s enterprise value, or EV, to its historical and projected earnings before interest, taxes, depreciation and amortization, adjusted for the impact of any non-recurring items, or EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, and subtracting its cash and cash equivalents. For the analyses in which EBITDA excludes results of the Fashion Bug division, enterprise value was calculated by subtracting an additional amount representing illustrative proceeds from a possible divestiture of Fashion Bug, as per management’s estimates. All of these calculations were performed, and based on publicly available financial data (including I/B/E/S and First Call consensus estimates) and closing prices, as of April 27, 2012, the last trading date prior to the delivery of Barclays’ opinion. The results of this analysis are summarized below:

	Low	Mean (1)	High
FY 2012E P/E	12.6x	14.0x	15.6x
EV / FY 2011 EBITDA	4.7x	6.0x	34.5x
EV / FY 2012E EBITDA	4.4x	5.4x	13.8x

(1)	Excludes New York & Company, Inc. due to its abnormally depressed earnings during the periods and The Talbots, Inc. due to its ongoing strategic review.

Barclays selected the public companies listed above because their businesses and operating profiles are reasonably similar to those of Charming. However, because no selected public company is exactly the same as Charming, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Charming and the selected public companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Charming and the companies included in the selected public company analysis. Based upon these judgments, Barclays selected ranges of 12.5x to 15.5x multiples of FY 2012E P/E (excluding the Fashion Bug division), 4.5x to 7.5x multiples of EV / FY 2011 EBITDA (including the Fashion Bug division) and 4.5x to 6.5x multiples of EV / FY 2012E EBITDA (excluding the Fashion Bug division) for Charming and applied such ranges to the management projections on a standalone basis to calculate ranges of implied equity values per Share. The following table summarizes the result of these calculations:

	Implied Equity Value Per Share (rounded to nearest $0.25)
	Low	High
Adj. FY 2012E P/E (excl. Fashion Bug)	$3.50	$4.25
EV / FY 2011 EBITDA (incl. Fashion Bug)	$3.25	$5.25
EV / FY 2012E EBITDA (excl. Fashion Bug)	$4.00	$5.75

Barclays noted that on the basis of the selected public company analysis, the transaction consideration of $7.35 per Share was above each of the ranges of implied equity values per Share calculated.

Analysis of Selected Precedent Transactions

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Charming with respect to the size, mix, margins and other characteristics of their businesses.

The following tables set forth the transactions analyzed based on such characteristics and the results of such analysis:

Announced	Target	Acquiror

November 2004	Maurices Incorporated	The Dress Barn, Inc.

February 2006	J. Jill Group Inc.	The Talbots, Inc.

November 2006	La Senza Corporation	Limited Brands, Inc.

November 2006	Davids Bridal, Inc.	Leonard Green & Partners

May 2007	Express, Inc.	Golden Gate Capital Partners

July 2007	DEB Shops Inc.	Lee Equity Partners

September 2007	Avenue (United Retail Group Inc.)	PPR SA / Redcats USA Inc.

June 2009	Tween Brands, Inc.	The Dress Barn, Inc.

July 2009	Eddie Bauer Holdings Inc.	Golden Gate Capital Partners

August 2009	Charlotte Russe Holding, Inc.	Advent International Corporation

October 2010	The Gymboree Corporation	Bain Capital Partners

November 2010	J. Crew Group Inc.	TPG Capital / Leonard Green & Partners

	Low	Mean	Median	High
LTM EV / EBITDA	5.6x	8.9x	8.1x	17.8x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Charming and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Offer and the Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Offer and the Merger which would affect the acquisition values of the selected target companies and Charming. Based upon these judgments, Barclays selected a range of 7.0x to 9.0x multiples of FY 2011 EBITDA, both including and excluding the Fashion Bug division, to calculate ranges of implied equity values per Share. The following table summarizes the result of these calculations:

	Implied Equity Value Per Share (rounded to nearest $0.25)
	Low	High
FY 2011 EBITDA (incl. Fashion Bug)	$4.75	$6.25
FY 2011 EBITDA (excl. Fashion Bug)	$4.00	$5.25

Barclays noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $7.35 per Share was above each of the ranges of implied equity values per Share calculated.

Discounted Cash Flow Analysis

In order to estimate the present value of the Shares, Barclays performed a discounted cash flow analysis of Charming. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Charming using the discounted cash flow method, Barclays added (i) Charming’s projected after-tax unlevered free cash flows for fiscal years 2012 through 2016 based on management projections, discounted to their present values using a range of selected discount rates, to (ii) the residual value of Charming at the end of the forecast period based on management’s projections for such five year forecast period, or “terminal value,” as of December 31, 2016, discounted to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and restructuring charges, adjusting for changes in net working capital and adding decreases in the value of deferred tax assets and illustrative proceeds from a possible divestiture of the Fashion Bug division. The terminal value was estimated by selecting a range of terminal value multiples of 5.0x to 7.0x and applying such range to the 2016E EBITDA management projections. The range of after-tax discount rates of 14% to 16% was selected based on an analysis of the weighted average cost of capital of Charming and the selected public companies. Barclays then calculated a range of implied equity values per Share by subtracting estimated net debt as of January 28, 2012 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares. The following table summarizes the result of these calculations:

Implied Equity Value Per Share (rounded to nearest $0.25)
Low	High
$6.00	$8.25

Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $7.35 per Share was within the range of implied equity values per Share calculated using management projections.

Historical Acquisition Premia Analysis

In order to assess the premium offered to the shareholders of Charming in the Offer and the Merger relative to the premia offered to shareholders in other transactions, Barclays reviewed the premia paid in all U.S. transactions in the retail sector since January 1, 2006 and in all industries since January 1, 2010, in each case involving cash acquisitions of companies valued at more than $100 million. For each transaction, Barclays calculated the premium per share paid by the acquiror by comparing the announced transaction value per share to the target company’s historical closing share price (i) one trading day prior to announcement and (ii) four weeks prior to announcement. The results of this transaction premium analysis are summarized below:

	Retail Sector	All Industries
Number of Transactions	65	294
Median 1-Day Premium	29.4%	32.6%
Average 1-Day Premium	34.6%	36.2%
Median 4-Week Premium	28.1%	38.0%
Average 4-Week Premium	35.0%	41.5%

The reasons for and the circumstances surrounding each of the transactions analyzed in the historical acquisition premia analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Charming and the companies included in the historical acquisition premia analysis. Accordingly, Barclays believed that a purely quantitative historical acquisition premia analysis would not be particularly meaningful in the context of considering the Offer and the Merger. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the Offer and the Merger that would affect the acquisition values of the target companies and Charming. Based upon these judgments, Barclays selected ranges of 30% to 35% to the closing price of the Shares one day prior to announcement of the strategic review and 35% to 40% of the closing price of the Shares four weeks prior to announcement of the strategic review to calculate ranges of implied equity values per Share. The following table summarizes the result of these calculations:

	Implied Equity Value Per Share (rounded to nearest $0.25)
	Low	High
30% to 35% of 11/30/11 Closing Price (1 Day Prior to Announcement of Strategic Review)	$5.00	$5.25
35% to 40% of 11/2/11 Closing Price (4 Weeks Prior to Announcement of Strategic Review)	$4.75	$5.00

Barclays noted that on the basis of the historical acquisition premia analysis, the transaction consideration of $7.35 per Share was above each of the ranges of implied equity values per Share calculated.

Discounted Future Stock Price Analysis

Barclays performed a discounted future stock price analysis with respect to Charming using the management projections. Pursuant to this analysis, Barclays calculated a range of prices at which the Shares might trade at the beginning of 2014 if the Shares then traded at prices representing forward multiples of between 13.0x and 15.0x the projected earnings per Share for 2014, as reflected in the management projections (adjusted to reflect a normalized tax rate). The implied Share prices at the beginning of 2014 that were generated through this analysis were then discounted to reflect indicative current per Share equity values using a cost of equity discount rate of 16.9%. The following table summarizes the result of these calculations:

Implied Equity Value Per Share (rounded to nearest $0.25)
Low	High
$6.00	$6.75

Barclays noted that on the basis of the discounted future stock price analysis, the transaction consideration of $7.35 per Share was above the range of implied equity values per Share calculated using management projections.

Illustrative Leveraged Buyout Analysis

Barclays performed an illustrative leveraged buyout analysis in order to ascertain a price for the Shares which might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure based upon current market conditions. Barclays assumed the following in its analysis: (i) an illustrative sale of the Fashion Bug division at the end of fiscal year 2011, (ii) an equity investment that would achieve a rate of return of approximately 20% to 25% over 5 years and (iii) a projected EBITDA terminal value multiple of 5.0x to 7.0x in five years applied to the management projections (adjusted to exclude certain public company expenses that would not be incurred as a private company). Based on these assumptions, Barclays calculated a range of implied equity values per Share. The following table summarizes the result of these calculations:

Implied Equity Value Per Share (rounded to nearest $0.25)
Low	High
$5.50	$6.50

Barclays noted that on the basis of the illustrative leveraged buyout analysis, the transaction consideration of $7.35 per Share was above the range of implied equity values per Share calculated.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board selected Barclays because of its familiarity with Charming and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Offer and the Merger.

Barclays is acting as financial advisor to Charming in connection with the Offer and the Merger. As compensation for its services in connection with the Offer and the Merger, Charming paid Barclays $750,000 upon the delivery of Barclays’ opinion. Additional compensation of approximately $10.8 million will be payable on completion of the Offer and the Merger, against which the amounts paid for the opinion will be credited. In addition, Charming has agreed to reimburse Barclays for expenses incurred in connection with the Offer and the Merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by Charming and the rendering of Barclays’ opinion. Barclays and its affiliates have performed various investment banking and financial services for Charming in the past, and expect to perform such services for Charming and Ascena in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, Barclays and its affiliates have performed the following investment banking and financial services: Barclays Bank PLC is a lender in Charming’s $200 million, five-year revolving credit facility.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Charming and Ascena for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Charming Projections

Charming’s management provided certain projections about Charming’s future financial condition and performance to Barclays for purposes of the opinion described above. In connection with Ascena’s due diligence review, subsequent to the execution of the Confidentiality Agreement, Charming’s management also provided to Ascena the same projections with respect to (i) net sales, (ii) earnings before interest expense, taxes, depreciation and amortization (“EBITDA”) and (iii) earnings per share (“EPS”) (and related shares outstanding amounts), in each case, for the period from 2012 to 2014. This is information prepared by Charming’s management and is subjective in many respects. The projected financial information reflects numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to Charming’s business, all of which are difficult to predict and many of which are beyond Charming’s control. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted. Since the projected financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Also, the economic and business environments can and do change quickly, which adds a significant level of unpredictability, unreliability and execution risk. These factors create significant doubt as to whether the forecasts for fiscal year 2012 (Charming’s fiscal year 2012 ends on February 2, 2013) and beyond are likely to be achieved. As a result, the projected financial information is not necessarily indicative of future results. Accordingly, readers are cautioned not to place undue reliance on the projected financial information. All projections are forward-looking statements.

None of Ascena, Merger Sub, Barclays or any of their respective affiliates or representatives participated in preparing, and they do not express any view on, or take any responsibility for the accuracy or reasonableness of, the projected financial information summarized below, or the assumptions underlying such information. Accordingly, the inclusion of this information should not be regarded as an indication or representation to any shareholder or other person that Charming, Ascena, Merger Sub, Barclays or any of their respective affiliates or representatives considered, or now considers, it to be predictive of actual future results, and it should not be relied on as such. Moreover, these projections do not give effect to the Offer or the Merger or any alterations that Ascena’s management or board of directors may make to Charming’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made by Charming in preparing the projections will be realized, and actual results may be materially greater or less than those contained in the projections. The projections may differ from publicized analyst estimates and forecasts. Charming currently plans to make available its actual results of operations for the quarter ended April 30, 2012 in a Quarterly Report on Form 10-Q that is expected to be filed with the SEC in June 2012.

Important factors that may affect Charming’s actual results and its projected results include those risk factors set forth in Charming’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended January 28, 2012 and its subsequent Current Reports on Form 8-K, which Charming’s shareholders are urged to review.

The projected financial information provided to Ascena and Merger Sub and to Barclays was prepared for Charming’s internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles in the United States, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projected financial information was prepared by, and is the responsibility of, Charming’s management. Neither Charming’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such forecast or its achievability, nor do they assume responsibility for or accept any association with, such forecasts. Furthermore, the projected financial information does not take into account any circumstances or events occurring after the date it was prepared that were unforeseen by Charming’s management at the time of preparation.

None of Charming or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Charming compared to the information contained in the projected financial information or that forecasted results will be achieved.

A summary of the projected financial information is provided below and is not being included in this Schedule 14d-9 to influence a shareholder’s decision whether to tender Shares in the Offer. Readers of this Schedule 14d-9 are strongly cautioned not to place undue reliance on the projections set forth below. This summary of projected financial information should be evaluated, if at all, in conjunction with Charming’s historical financial statements and other information regarding Charming contained elsewhere in this Schedule 14d-9 and Charming’s other public filings with the SEC. As Charming had previously disclosed its intention to divest its

Fashion Bug business, the projections prepared by Charming’s management assumed the sale of the Fashion Bug business in 2012.

Consolidated (amounts in millions, except per share data)	2012	2013	2014	2015	2016
Net sales	$1,432	$1,497	$1,629	$1,710	$1,796
EBITDA(1)	$100	$141	$193	$209	$224
Unlevered free cash flow(2)	$44	$(7)	$76	$79	$88
Earnings per share(3)	$0.28	$0.57	$0.61
Shares outstanding	119	120	121

(1)     EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization.

(2)     Unlevered free cash flow was determined by calculating Charming’s earnings before interest and actual tax expense, subtracting an illustrative tax expense (assuming no interest expense), then adding depreciation and amortization, subtracting capital expenditures and restructuring charges, adjusting for changes in net working capital and adding decreases in the value of deferred tax assets and illustrative proceeds from a possible divestiture of the Fashion Bug business.

(3)     Earnings per share (“EPS”) shown is as was provided to Ascena. The 2014 EPS amount provided by Charming to Barclays reflected more current analysis of the company’s net operating losses as reported in its Annual Report on Form 10-K for the year ended January 28, 2012.

NONE OF CHARMING, ASCENA OR MERGER SUB INTENDS TO, OR UNDERTAKES ANY OBLIGATION TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, SUCH FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION BY CHARMING’S MANAGEMENT THEREOF, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT AS REQUIRED BY LAW.

Intent to Tender

To Charming’s knowledge, after making reasonable inquiry, all of Charming’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

Charming has retained Barclays as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Barclays is set forth in Item 4 under “Opinion of Charming’s Financial Advisor” and is hereby incorporated by reference in this Item 5.

Pursuant to the terms of an engagement letter dated November 7, 2011, as amended on March 20, 2012 (the “Engagement Letter”), Charming agreed to pay Barclays a fee of $750,000 for its services relating to the rendering of its opinion, which fee is not contingent upon the successful completion of the Offer and Merger. Barclays will also receive for its services a fee, which is contingent upon the successful completion of the Offer and Merger, of approximately $10.8 million, which equals 1.2% of the aggregate cash consideration paid by Ascena (less the proceeds to Charming of exercises of Stock Options) in connection with the Offer and Merger (less the prior fees paid for its services related to the rendering of its opinion). In addition to any fees payable to Barclays pursuant to the Engagement Letter, Charming has agreed to reimburse Barclays for its reasonable out-of-pocket expenses in connection with its services and for the rendering of its opinion. Charming also agreed to indemnify Barclays, its affiliates and each of their respective directors, officers, employees, advisors and other representatives against certain liabilities that may arise out of Barclays’ engagement by Charming and the rendering of its opinion.

Barclays disclosed to the Board the fees Barclays had received from, and material relationships Barclays had with (including as to the absence of any direct equity ownership of any of the Barclays deal team members in), certain potential bidders, including Ascena, Party D, Party E, Party F and Party G, over the preceding two years. Barclays confirmed to the Board that, consistent with Barclays’ internal policies, such fees and relationships did not preclude Barclays from representing the Board in connection with Project Chrysalis or Project Florence, including a potential transaction with Ascena, Party D, Party E, Party F or Party G.

Except as set forth above, neither Charming nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of Charming with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with Charming’s employee benefit plans (or pursuant to the transactions with Mr. Cooperman described below), no transactions with respect to the Shares have been effected by Charming or, to the knowledge of Charming, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Leon G. Cooperman disclosed in a Schedule 13G and a Form 3, each filed with the SEC, that he is the beneficial owner of over 10% of the Shares of Charming, and as such may be deemed an affiliate. Mr. Cooperman has filed reports on Form 4 disclosing the following open-market purchases:

Date of Purchase	Number of Shares Purchased	Weighted Average Purchase Price
February 21, 2012	200,000	$5.22
February 22, 2012	91,900	$5.20
March 27, 2012	385,000	$5.64
March 28, 2012	47,600	$5.30

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14d-9 (including in the Exhibits to this Schedule 14d-9), Charming is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Charming’s securities by Charming, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Charming or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Charming or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Charming.

Except as set forth in this Schedule 14d-9 or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

Top-Up Option

Charming has also granted to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, that number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by Ascena at the time of exercise of the Top-Up Option, constitutes one Share more than 80% of the total outstanding Shares (calculated on a fully diluted basis after giving effect to the issuance of all Shares subject to the Top-Up Option). Merger Sub may exercise the Top-Up Option at any time following the consummation of the Offer and prior to the earliest to occur of (i) the close of business on the fifth business day following the consummation of the Offer, (ii) the Effective Time, and (iii) the termination of the Merger Agreement in accordance with its terms, only if, upon exercise of the Top-Up Option, Ascena will directly or indirectly own one Share more than 80% of the outstanding Shares (calculated on a fully diluted basis after giving effect to the issuance of all Shares subject to the Top-Up Option) and if the exercise does not violate applicable law or require the issuance of more Shares than are authorized and unissued or held in treasury by Charming. Merger Sub will pay the Offer Price for each Share acquired upon exercise of the Top-Up Option in cash or by delivery of a full-recourse promissory note bearing interest at 3.0% per annum. The promissory note will be due on the first anniversary date of the execution of the note, but may be prepaid at any time in whole or in part without premium or penalty. The Merger Agreement provides that neither the Shares issued pursuant to the exercise of the Top-Up Option nor the payment by Merger Sub to Charming of consideration in respect thereof will be taken into account in any determination of the fair value of any Shares with respect to which dissenters rights are perfected.

Golden Parachute Compensation

The information below is intended to comply with item 402(t) of Regulation S–K, which requires disclosure of information about compensation for each named executive officer (“NEO”) of Charming that is based on or otherwise relates to the Contemplated Transactions. For this purpose, Charming’s NEO’s are: Mr. Romano, who is Charming’s Chief Executive Officer; Mr. Specter, who is Charming’s Chief Financial Officer; and Mr. Woolf, Ms. MacDowell and Ms. Williams, who were Charming’s next three most highly compensated executive officers for the fiscal year of Charming ended January 28, 2012. The amounts set forth in the table below, which represent an estimate of each NEO’s golden parachute compensation, assume the following:

•

Consummation of the Offer constitutes a change in control for purposes of the applicable compensation plan or agreement, and the Offer was consummated on May 10, 2012, the latest practicable date prior to the filing of this Schedule 14d-9;

•

The NEO’s employment was terminated without “cause” or the NEO resigned for “good reason” immediately following the consummation of the Offer, the NEO timely executed and did not revoke a release, and the NEO was entitled to full benefits under his or her respective Severance Agreement; and

•	The price per Share paid in the Offer and Merger was $7.35, the per Share price payable under the Offer and Merger Agreement.

The table below contains an estimate of the value of certain material payments and benefits payable to the NEOs if terminated without cause or if they resign for good reason upon or within the 24-month period following a change in control. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14d-9. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement, the NEO’s Severance Agreement or any other related agreement, plan or arrangement, as applicable, and may materially differ from these estimates. As a result, the golden parachute compensation, if any, to be received by an NEO may materially differ from the amounts set forth below.

Name	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites/ Benefits	Tax Reimbursement	Other(3)	Total
Anthony M. Romano	$4,293,559	$2,766,990	$-	$-	$-	$30,000	$7,090,549
Eric M. Specter	$1,832,540	$1,283,545	$-	$-	$-	$30,000	$3,146,085
MaryEllen MacDowell	$980,543	$878,816	$-	$-	$-	$30,000	$1,889,359
Brian Woolf	$1,543,460	$1,757,078	$-	$-	$-	$30,000	$3,330,538
Carol L. Williams	$1,109,547	$1,199,801	$-	$-	$-	$30,000	$2,339,348

(1)     Represents a lump sum payment payable within 30 days of termination equal to the sum of (i) the NEO’s annual base salary plus three-year average bonus, multiplied by a factor of 1.5 (2.0 for Mr. Romano), plus (ii) the NEO’s annual bonus for fiscal 2012 at target performance level prorated through the date of termination, plus (iii) the monthly cost of the NEO’s COBRA health care premiums and Charming’s monthly cost of life insurance and short-term disability coverage for the NEO for the 18-month period (or for Mr. Romano, the 24-month period) following the date of termination. This severance payment is a “double trigger” payment, payable pursuant to the Severance Agreements if the NEO’s employment is terminated other than for cause or upon termination by the NEO for good reason upon or within 24 months following a change in control. In addition, for Mr. Romano and Mr. Specter, the amount includes retention bonuses of $1,500,000 and $835,000, respectively, under the Bonus Plan, payable 50% at the Effective Time and 50% on the six-month anniversary of the Effective Time. See Item 3 for additional information regarding the Severance Agreements and the Bonus Plan. In addition, upon a termination of her employment without “cause” Ms. MacDowell will be entitled to a lump sum cash payment in the amount of $150,000, payable within 30 days of the date of termination, pursuant to an agreement between Ms. MacDowell and Charming, dated April 20, 2012.

(2)     Represents the value of the acceleration of unvested Stock Options, SARs and Stock Awards as of the Effective Time. See Item 3 for additional information.

(3)     Represents outplacement costs that may be incurred by the NEO within two years following the date of termination that will be reimbursed at actual cost, up to a limit of $30,000.

State Anti-Takeover Statutes

Business Combinations

Subchapter F of Chapter 25 of the PBCL prohibits a registered corporation from engaging in any “business combination” (defined to include a merger and certain other transactions) with any “interested shareholder” (generally, a person that is (i) the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors, or (ii) an affiliate or associate of the corporation and at any time within the 5 year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors) other than, inter alia, a business combination approved by the board of directors of the corporation prior to the interested shareholder’s share acquisition date (i.e., the date on which the interested shareholder reached the requisite 20% beneficial ownership threshold described above), or where the purchase of shares made by the interested shareholder on the interested shareholder’s share acquisition date had been approved by the board of directors of the corporation prior to the shareholder’s share acquisition date.

The Board approved the Merger Agreement, the Merger and the Offer and the purchase of tendered Shares by either Ascena or Merger Sub or their affiliates, and consequently, the provisions of Subchapter F of Chapter 25 of the PBCL do not apply to the Offer or the Merger.

Pennsylvania Takeover Disclosure Law

The Pennsylvania Takeover Disclosure Law (the “Takeover Law”) provides that it is unlawful for any person (except for certain persons described in the Takeover Law) to make a takeover offer (as defined in the Takeover Law) involving a target company or to acquire any equity securities of the target company pursuant to the offer, unless at least 20 days prior thereto, the person making the offer (i) files with the Pennsylvania Securities Commission a registration statement containing certain information prescribed by the Takeover Law, (ii) sends a copy of the registration statement by certified mail to the target company at its principal office and (iii) publicly discloses the offering price of the proposed offer and the fact that a registration statement has been filed with the Pennsylvania Securities Commission, unless the securities or the offer are exempt from such requirements. An offer as to which the target company, acting through its board of directors, recommends acceptance to its shareholders, if at the time such recommendation is first communicated to the shareholders, the offeror has filed a notice with the Pennsylvania Securities Commission containing certain information described in the Takeover Law, is exempt from such registration and related requirements. The Board approved the Offer and purchase of tendered Shares by Merger Sub in accordance with the Merger Agreement, and Ascena filed a notice with the Pennsylvania Securities Commission as required by the Takeover Law. Consequently, the provisions of the Takeover Law requiring the filing of a registration statement with the commission do not apply to the Offer or the Merger.

Pennsylvania Short-Form Merger Statute

Pursuant to Section 1924 of the PBCL, if a corporation that is party to a merger owns 80% or more of the outstanding shares of a constituent corporation to a merger, no approval of the shareholders of such constituent corporation is required to approve such merger. If Merger Sub acquires 80% or more of the Shares in the Offer, including through exercise of the Top-Up Option, it will be able to consummate the Merger as a “short-form merger” without holding a meeting of Charming’s shareholders. In the event that the Offer is completed (including following any “subsequent offering period” described in Section 1.01(e) of the Merger Agreement) but less than 80% of the Shares are tendered (and Merger Sub does not exercise the Top-Up Option to acquire the requisite number of Shares to complete a “short-form merger”), the Merger cannot be consummated until Charming holds a special meeting of shareholders and Charming’s shareholders vote to approve the Merger, which will take substantially more time than consummation of a “short-form merger.”

Dissenters Rights

No dissenters rights are available in connection with the Offer. However, if the Merger is (i) submitted to shareholders for approval and the Shares are no longer listed on the NASDAQ or another securities exchange and the Shares are held beneficially and of record by 2,000 persons or less or (ii) consummated in accordance with the requirements of the Pennsylvania “short-form merger” statute described above, shareholders who have not tendered their Shares in the Offer will be entitled to certain rights under Subsection 15D of the PBCL, including the right to dissent and obtain payment of the fair value of their Shares. Under the PBCL, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the “fair value” of their Shares immediately prior to the Effective Time of the Merger but excluding any element of value arising from the consummation or expectation of the Merger. Shareholders would also be entitled to receive interest on such amounts from the date of consummation of the Merger. Shareholders should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.

Other Regulatory Approvals

General

Except as described in this Item 8, Charming is not aware of any governmental license or regulatory permit that appears to be material to Charming’s business that might be adversely affected by Ascena’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Ascena as contemplated herein. Should any such approval or other action be required, Charming currently contemplates that, except as described above under “State Anti-Takeover Statutes,” such approval or other action will be sought. While Charming does not believe that Merger Sub currently intends to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Charming’s business, any of which under certain conditions specified in the Merger Agreement could cause Merger Sub to elect to terminate the Offer without the purchase of Shares thereunder.

United States Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Merger Sub and Charming filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 8, 2012, and, as such, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on May 23, 2012, unless earlier terminated by the FTC and the Antitrust Division, or Merger Sub or Charming, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Merger Sub or Charming, as applicable, the waiting period with respect to the Offer and the Merger would be extended for an additional 10-calendar day waiting period following the date of Merger Sub’s and Charming’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Merger Sub’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Merger Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Merger Sub, Charming or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws

Charming and Ascena and certain of their respective subsidiaries and affiliates conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the closing of the Offer or the Merger. Ascena and Charming do not believe that any filings or approvals are required under any such laws.

Litigation Related to the Merger

On May 4, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Pamela Kraus v. Charming Shoppes, Inc., et al., No. 2012-04154, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Kraus Complaint”). The Kraus Complaint purports to assert claims derivatively on behalf of Charming and names as defendants the members of the Board, as well as Charming and Ascena. The Kraus Complaint alleges, among other things, that Charming’s directors breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena aided and abetted those alleged breaches of fiduciary duty. The Kraus Complaint further alleges that Charming’s directors engaged in abuse of control and gross mismanagement by entering into the Merger Agreement. The Kraus Complaint also alleges that the Offer and Merger involve an unfair and self-serving sales process with preclusive deal protection devices, and that Charming’s directors agreed to the transactions to benefit themselves personally. The Kraus Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. Charming believes the Kraus Complaint lacks merit and intends to contest it vigorously.

On May 4, 2012, Charming received a letter from counsel for Mario Lamanna (the “Demand Letter”) demanding that the Board commence an action on behalf of Charming against the individual members of the Board for breaches of fiduciary duty arising out of allegedly wrongful conduct in connection with the Offer and the Merger. Specifically, the Demand Letter asserts that Charming’s directors breached their duties of loyalty, care, good faith, and/or candor by causing and/or allowing Charming to be acquired by Ascena for inadequate consideration and by failing to adequately shop Charming before the transaction. The Demand Letter also alleges that Charming’s directors agreed to the Offer to benefit themselves personally, approved improper deal protection devices and ignored or failed to protect against conflicts of interest. Charming’s disinterested directors believe the allegations in the Demand Letter lack merit and have rejected the demand made by the Demand Letter.

On May 7, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Philip E. Ricciardi v. Charming Shoppes, Inc., et al., No. 2012-04154, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Ricciardi Complaint”). The Ricciardi Complaint purports to assert both direct and derivative claims and names as defendants the members of the Board, as well as Charming, Ascena and Merger Sub. The Ricciardi Complaint alleges, among other things, that Charming’s directors breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena and Merger Sub aided and abetted those alleged breaches of fiduciary duty. The Ricciardi Complaint further alleges that Charming’s directors engaged in self-dealing and corporate waste by entering into the Merger Agreement. The Ricciardi Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. Charming believes the Ricciardi Complaint lacks merit and intends to contest it vigorously.

On May 8, 2012, a Verified Class Action and Shareholder Derivative Complaint captioned Mario Lamanna v. Charming Shoppes, Inc., et al., No. 2012-04275, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Lamanna Complaint”). The Lamanna Complaint purports to assert both direct and derivative claims and names as defendants the members of the Board, Charming, Ascena and Merger Sub. The Lamanna Complaint alleges, among other things, that Charming’s directors engaged in waste of corporate assets and breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena and Merger Sub aided and abetted those alleged breaches of fiduciary duty. Specifically, the Lamanna Complaint asserts that Charming’s directors wrongfully allowed or caused Charming to be acquired by Ascena for unfair and inadequate consideration. The Lamanna Complaint further alleges that Charming’s directors failed to take steps to maximize the value of Charming to its public shareholders, failed to properly value Charming and its assets and operations, and ignored or failed to protect against conflicts of interest with respect to the Offer and Merger. The Lamanna Complaint also alleges that the Offer and Merger involve unfair and preclusive deal protection devices, and that Charming’s directors agreed to the transactions to benefit themselves personally. As to the Board’s rejection of the Demand Letter, the Lamanna Complaint alleges the Board’s rejection was unreasonable, not in good faith, and not protected by the business judgment rule. The Lamanna Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief. Charming believes the Lamanna Complaint lacks merit and intends to contest it vigorously.

On May 9, 2012, a Verified Shareholder Derivative and Class Action Complaint captioned Robert Steinfeld v. Charming Shoppes, Inc., et al., No. 2012-04284, was filed in the Court of Common Pleas of Bucks County, Pennsylvania (the “Steinfeld Complaint”). The Steinfeld Complaint purports to assert claims derivatively on behalf of Charming and names as defendants the members of the Board, as well as Charming and Ascena. The

Steinfeld Complaint alleges, among other things, that Charming’s directors breached their fiduciary duties to Charming’s shareholders in connection with the Offer and the Merger, and further claims that Ascena aided and abetted those alleged breaches of fiduciary duty. The Steinfeld Complaint further alleges that Charming’s directors engaged in abuse of control and gross mismanagement by entering into the Merger Agreement. The Steinfeld Complaint also alleges that the Offer and Merger involve an unfair and self-serving sales process with preclusive deal protection devices, and that Charming’s directors agreed to the transactions to benefit themselves personally. The Steinfeld Complaint seeks rescission of the Merger Agreement and injunctive relief, including an order prohibiting defendants from consummating the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. Charming believes the Steinfeld Complaint lacks merit and intends to contest it vigorously.

With respect to the foregoing matters, there can be no assurance that Charming will be successful in the defense of such matters. The absence of an injunction or court order challenging or seeking to make illegal, delay materially or otherwise directly or indirectly retraining or prohibiting the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Ascena or Merger Sub or the consummation of the Offer or the Merger is a condition to Merger Sub’s obligation to consummate the Offer pursuant to the Merger Agreement.

Cautionary Note Regarding Charming Forward-Looking Statements

Except for the historical information presented herein, certain statements contained in, or incorporated by reference in, this Schedule 14d-9, may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many Charming shareholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Contemplated Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Contemplated Transactions; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of Charming’s control; transaction costs; as well as risks discussed from time to time in Charming’s public disclosure filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Charming disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Item 9.	Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Exhibit Name

(a)(1)	Offer to Purchase, dated May 15, 2012.*†

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*†

(a)(3)	Form of Notice of Guaranteed Delivery.*†

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(6)	Joint Press Release, dated May 2, 2012, issued by Ascena and Charming, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Charming, on May 3, 2012.

(a)(7)	Letter sent to Employees of Charming on May 2, 2012, incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by Charming, on May 3, 2012.

(a)(8)	Presentation to Employees of Charming, dated May 2, 2012, incorporated herein by reference to Exhibit 99.3 to the Form 8-K filed by Charming, on May 3, 2012.

(a)(9)	Transcript of Investor Conference Call with Investors of Ascena, held on May 2, 2012, incorporated herein by reference to Exhibit 99.4 to the Form 8-K filed by Charming, on May 3, 2012.

(a)(10)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 15, 2012.*

(a)(11)	Letter to Shareholders of Charming, dated May 15, 2012. †

(a)(12)	Opinion of Barclays Capital Inc. to the Board of Directors, dated April 30, 2012 (incorporated herein by reference to Annex I hereto).†

(a)(13)	Notice of Right to Convert, delivered on May 15, 2012, to Holders of 1.125% Senior Convertible Notes due 2014.

(a)(14)	Press Release, dated May 15, 2012.

(d)(1)	Agreement and Plan of Merger dated as of May 1, 2012, by and among Charming, Ascena and Merger Sub, incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Charming, on May 3, 2012.

(d)(2)	Confidentiality Agreement dated as of December 19, 2011, by and between Charming and Ascena, as supplemented by the Confidentiality Agreement Addendum dated as of March 26, 2012, by and among Charming, Ascena and Opus Law Group PLLC.*

(d)(3)	Letter Agreement regarding Exclusivity dated as of April 26, 2012, by and between Charming and Ascena, as modified by the Letter Agreement regarding Exclusivity dated as of April 27, 2012.*

(d)(4)	Amended and Restated Commitment Letter dated as of May 11, 2012, from JPMorgan Chase Bank, N.A. and Bank of America, N.A. to Ascena.*

(e)(1)	The Charming Shoppes, Inc. Non-Employee Directors Compensation Program, As Amended and Restated, incorporated by reference to Form 10-Q of Charming for the quarter ended July 31, 1999 (File No. 000–07258, Exhibit 10.1).

(e)(2)	The Charming Shoppes, Inc. Non-Employee Directors Compensation Program, As Amended and Restated effective June 27, 2002, incorporated by reference to Form 10-K of Charming for the fiscal year ended February 1, 2003 (File No. 000–07258, Exhibit 10.2.6).

(e)(3)	The Charming Shoppes, Inc. 2003 Non-Employee Directors Compensation Plan, Amended and Restated Effective January 1, 2005, incorporated by reference to Form 10-K of Charming for the fiscal year ended February 3, 2007 (File No. 000–07258, Exhibit 10.2.5).

(e)(4)	Charming Shoppes, Inc. 2003 Non-Employee Directors Compensation Plan, amended and restated effective June 21, 2007, incorporated by reference to Form 10-Q of Charming for the quarter ended August 4, 2007 (File No. 000–07258, Exhibit 10.8).

(e)(5)	Charming Shoppes, Inc. 2003 Non-Employee Directors Compensation Plan, Amended and Restated, Effective May 1, 2009, incorporated by reference to Form 10-Q of Charming for the quarter ended August 1, 2009 (File No. 000–07258, Exhibit 10.12).

(e)(6)	The Charming Shoppes, Inc. Non-Employee Directors Compensation Program Stock Option Agreement, incorporated by reference to Form 10-Q of Charming for the quarter ended July 31, 1999 (File No. 000–07258, Exhibit 10.2).

(e)(7)	The Charming Shoppes, Inc. Non-Employee Directors Compensation Program Restricted Stock Agreement, incorporated by reference to Form 10-Q of Charming for the quarter ended July 31, 1999 (File No. 000–07258, Exhibit 10.3).

(e)(8)	Form of Charming Shoppes, Inc. 2003 Non-Employee Directors Compensation Plan Stock Option Agreement, incorporated by reference to Form 8-K of Charming dated June 23, 2005, filed on June 29, 2005 (File No. 000–07258, Exhibit 10.1).

(e)(9)	Form of Charming Shoppes, Inc. 2003 Non-Employee Directors Compensation Plan Restricted Share Units Agreement, incorporated by reference to Form 8-K of Charming dated June 23, 2005, filed on June 29, 2005 (File No. 000–07258, Exhibit 10.2).

(e)(10)	2004 Stock Award and Incentive Plan, as Amended and Restated April 30, 2009, incorporated by reference to Appendix A of Charming’s Proxy Statement pursuant to Section 14 of the Securities Exchange Act of 1934, filed on May 15, 2009 (File No. 000–07258).

(e)(11)	Form of 2004 Stock Award and Incentive Plan Restricted Stock Units Agreement, incorporated by reference to Form 10-K of Charming for the fiscal year ended January 31, 2009
(File No. 000–07258, Exhibit 10.2.25).

(e)(12)	Form of Time-Based Stock Appreciation Rights Agreement for Executive Officers, incorporated by reference to Form 8-K of Charming dated March 23, 2009, filed on March 27, 2009 (File No. 000–07258, Exhibit 10.1).

(e)(13)	Charming Shoppes, Inc. Compliance Rules Under Section 409A of the Internal Revenue Code (Including Global Amendment to Certain Outstanding Restricted Stock Units and Performance Shares) 2008 Revisions, incorporated by reference to Form 10-K of Charming for the fiscal year ended January 31, 2009 (File No. 000–07258, Exhibit 10.2.27).

(e)(14)	Charming Shoppes, Inc. 2004 Stock Award and Incentive Plan Stock Option Agreement, incorporated by reference to Form 10-Q of Charming for the quarter ended October 30, 2004 (File No. 000–07258, Exhibit 10.15).

(e)(15)	Form of Charming Shoppes, Inc. 2004 Stock Award and Incentive Plan Restricted Stock Agreement – Section 16 Officers, incorporated by reference to Form 8-K of Charming dated February 7, 2005, filed on February 11, 2005 (File No. 000–07258, Exhibit 99.2).

(e)(16)	Form of Charming Shoppes, Inc. 2004 Stock Award and Incentive Plan Performance Share Agreement, incorporated by reference to Form 8-K of Charming dated February 7, 2005, filed on February 11, 2005 (File No. 000–07258, Exhibit 99.4).

(e)(17)	Form of Charming Shoppes, Inc. 2004 Stock Award and Incentive Plan Restricted Stock Units Agreement, incorporated by reference to Form 8-K of Charming dated March 15, 2006, filed on March 20, 2006 (File No. 000–07258, Exhibit 99.1).

(e)(18)	Charming Shoppes, Inc. 2004 Stock Award and Incentive Plan Restricted Stock Agreement – Associates Other Than Section 16 Officers, incorporated by reference to Form 10-Q of Charming for the quarter ended October 30, 2004 (File No. 000–07258, Exhibit 10.17).

(e)(19)	Form of Time-Based Restricted Stock Units Agreement for Other Executive Officers, incorporated by reference to Form 8-K of Charming dated April 1, 2008, filed on April 7, 2008 (File No. 000–07258, Exhibit 10.3).

(e)(20)	Form of Time-Based Stock Appreciation Rights Agreement for Other Executive Officers, incorporated by reference to Form 8-K of Charming dated April 1, 2008, filed on April 7, 2008 (File No. 000–07258, Exhibit 10.4).

(e)(21)	Form of Additional Time-Based Restricted Stock Units Agreement for Other Executive Officers, incorporated by reference to Form 8-K of Charming dated April 1, 2008, filed on April 7, 2008 (File No. 000–07258, Exhibit 10.7).

(e)(22)	Form of Additional Time-Based Stock Appreciation Rights Agreement for Other Executive Officers, incorporated by reference to Form 8-K of Charming dated April 1, 2008, filed on April 7, 2008 (File No. 000–07258, Exhibit 10.8).

(e)(23)	Form of Stock Appreciation Rights Agreement for Alan Rosskamm, incorporated by reference to Form 10-Q of Charming for the quarter ended August 2, 2008. (File No. 000–07258, Exhibit 10.10).

(e)(24)	Form of Time-Based Stock Appreciation Rights Agreement for Executive Officers, incorporated by reference to Form 8-K of Charming dated April 5, 2010, filed on April 8, 2010 (File No. 000–07258, Exhibit 10.1).

(e)(25)	Form of Time-Based Restricted Stock Units Agreement for Executive Officers, incorporated by reference to Form 8-K of Charming dated April 5, 2010, filed on April 8, 2010 (File No. 000–07258, Exhibit 10.2).

(e)(26)	Charming Shoppes, Inc. Supplemental Retirement Plan, effective February 1, 2003, incorporated by reference to Form 10-Q of Charming for the quarter ended May 3, 2003 (File No. 000–07258, Exhibit 10.1).

(e)(27)	Amendment 2007–1, Charming Shoppes, Inc. Supplemental Benefit Trust Agreement, dated as of January 25, 2007, to the Charming Shoppes, Inc. Supplemental Retirement Plan, incorporated by reference to Form 10-K of Charming for the fiscal year ended February 3, 2007
(File No. 000–07258, Exhibit 10.2.29).

(e)(28)	Amendment 2008–1 to Charming Shoppes, Inc. Supplemental Executive Retirement Plan, incorporated by reference to Form 8-K of Charming dated December 17, 2008, filed on December 19, 2008 (File No. 000–07258, Exhibit 99.1).

(e)(29)	2003 Incentive Compensation Plan, incorporated by reference to Appendix A of Charming’s Proxy Statement Pursuant to Section 14 of the Securities Exchange Act of 1934, filed on May 23, 2008 (File No. 000–07258).

(e)(30)	Form of Charming Shoppes, Inc. 2003 Incentive Compensation Plan Inducement Grant Stock Appreciation Rights Agreement, incorporated by reference to Form 10-Q of Charming for the quarter ended November 1, 2008 (File No. 000–07258, Exhibit 10.24).

(e)(31)	Amendment 2007–1, Charming Shoppes, Inc. Supplemental Benefit Trust Agreement, dated as of January 25, 2007, to the Charming Shoppes Variable Deferred Compensation Plan for Executives and the Charming Shoppes Non-Employee Director Compensation Plan, incorporated by reference to Form 10-K of Charming for the fiscal year ended February 3, 2007 (File No. 000–07258, Exhibit 10.2.32).

(e)(32)	2010 Stock Award and Incentive Plan, incorporated by reference to Form 10-Q of Charming for the quarter ended October 30, 2010 (File No. 000–07258, Exhibit 10.2).

(e)(33)	Form of Time–Based Stock Appreciation Rights Agreement, incorporated by reference to Form 10-Q of Charming for the quarter ended October 30, 2010 (File No. 000–07258, Exhibit 10.3).

(e)(34)	Form of Time–Based Restricted Stock Units Agreement, incorporated by reference to Form 10-Q of Charming for the quarter ended October 30, 2010 (File No. 000–07258, Exhibit 10.4).

(e)(35)	Form of Stock Appreciation Rights Agreement for executive officers dated as of March 29, 2011, incorporated by reference to Form 8-K of Charming dated March 23, 2011, filed on March 29, 2011 (File No. 000–07258, Exhibit 10.5).

(e)(36)	Stock Appreciation Rights Agreement for grant of 400,000 SARs to Anthony M. Romano dated as of March 29, 2011, incorporated by reference to Form 8-K of Charming dated March 23, 2011, filed on March 29, 2011 (File No. 000–07258, Exhibit 10.1).

(e)(37)	Charming Shoppes, Inc. 2003 Non-Employee Directors Compensation Plan (A Subplan under the 2010 Stock Award and Incentive Plan), Amended and Restated Effective June 24, 2010, incorporated by reference to Form 10-Q of Charming for the quarter ended April 30, 2011 (File No. 000–07258, Exhibit 10.4).

(e)(38)	Charming Shoppes, Inc. 2003 Non-Employee Directors Compensation Plan (A Subplan under the 2010 Stock Award and Incentive Plan) Restricted Share Units Agreement – Share Settled, incorporated by reference to Form 10-Q of Charming for the quarter ended April 30, 2011
(File No. 000–07258, Exhibit 10.5).

(e)(39)	Charming Shoppes, Inc. 2003 Non-Employee Directors Compensation Plan (A Subplan under the 2010 Stock Award and Incentive Plan), Amended and Restated Effective January 18, 2012, incorporated by reference to Form 10-K of Charming for the fiscal year ended January 28, 2012 (File No. 000-07258, Exhibit 10.2.43).

(e)(40)	Forms of Executive Severance Agreements by and between Charming Shoppes, Inc., the named executive officers in Charming’s Proxy Statement for the Annual Meeting held on June 15, 2000, and certain other executive officers and officers of Charming Shoppes, Inc. and its subsidiaries, incorporated by reference to Form 10-K of Charming for the fiscal year ended January 29, 2000 (File No. 000–07258, Exhibit 10.2.33).

(e)(41)	Forms of First Amendment, dated as of February 6, 2003, to Forms of Executive Severance Agreements, dated July 15, 1999, by and between Charming Shoppes, Inc., and the executive officers and officers named in the Agreements, incorporated by reference to Form 10-K of Charming for the fiscal year ended February 1, 2003 (File No. 000–07258, Exhibit 10.2.30).

(e)(42)	Form of Second Amendment to Form of Executive Severance Agreement, dated July 15, 1999, as amended by First Amendment, dated as of February 6, 2003, by and between Charming Shoppes, Inc. and the executive officers and officers named in the agreements, incorporated by reference to Form 10-K of Charming for the fiscal year ended February 2, 2008
(File No. 000–07258, Exhibit 10.2.48).

(e)(43)	Form of Executive Severance Agreement, dated February 6, 2003, by and between Charming Shoppes, Inc. and certain executive officers and officers of Charming Shoppes, Inc. and its subsidiaries, incorporated by reference to Form 10-K of Charming for the fiscal year ended February 1, 2003 (File No. 000–07258, Exhibit 10.2.31).

(e)(44)	Form of Severance Agreement, dated February 1, 2008, by and between Charming Shoppes, Inc. and certain executive vice presidents named in the agreements, incorporated by reference to Form 8-K of Charming dated February 1, 2008, Filed on February 5, 2008 (File No. 000–07258, Exhibit 10.1).

(e)(45)	Form of Severance Agreement, dated February 1, 2008, by and between Charming Shoppes, Inc. and certain senior vice presidents named in the agreements, incorporated by reference to Form 8-K of Charming dated February 1, 2008, Filed on February 5, 2008 (File No. 000–07258, Exhibit 10.2).

(e)(46)	Form of Amendment, dated September 18, 2008, to the Severance Agreements between certain executive vice presidents and Charming, including the following named executive officer: Eric M. Specter, incorporated by reference to Form 8-K of Charming dated September 18, 2008, filed on September 24, 2008 (File No. 000–07258, Exhibit 10.1).

(e)(47)	Form of Amendment dated as of April 1, 2009 to the Severance Agreements between certain executive vice presidents and Charming, including the following named executive officers: Eric M. Specter and Carol L. Williams, incorporated by reference to Form 8-K of Charming dated May 1, 2009, filed on May 5, 2009 (File No. 000–07258, Exhibit 10.1).

(e)(48)	Severance Agreement dated as of February 10, 2009 between Charming Shoppes, Inc. and Anthony M. Romano, incorporated by reference to Form 8-K of Charming dated March 23, 2011, filed on March 29, 2011 (File No. 000–07258, Exhibit 10.2).

(e)(49)	Second Amendment dated as of March 28, 2011 to the Severance Agreement dated as of February 10, 2009 between Charming Shoppes, Inc. and Anthony M. Romano, incorporated by reference to Form 8-K of Charming dated March 23, 2011, filed on March 29, 2011
(File No. 000–07258, Exhibit 10.4).

(e)(50)	Charming Shoppes, Inc. Annual Incentive Program – Fiscal 2010, As Amended and Restated March 26, 2009, incorporated by reference to Form 10-K of Charming for the fiscal year ended January 30, 2010 (File No. 000–07258, Exhibit 10.2.78).

(e)(51)	Charming Shoppes, Inc. Annual Incentive Program – Fiscal 2010, As Amended and Restated April 2, 2009, incorporated by reference to Form 10-K of Charming for the fiscal year ended January 30, 2010 (File No. 000–07258, Exhibit 10.2.79).

(e)(52)	Form of Annual Incentive Plan for Executive Officers, incorporated by reference to Form 8-K of Charming dated March 29, 2010, filed on April 2, 2010 (File No. 000–07258, Exhibit 10.1).

(e)(53)	Charming Shoppes, Inc. Annual Incentive Program – Fiscal 2011, As Amended and Restated April 27, 2011, incorporated by reference to Form 10-K of Charming for the fiscal year ended January 28, 2012 (File No. 000-07258, Exhibit 10.2.57).

(e)(54)	Agreement between Charming and MaryEllen MacDowell, dated April 20, 2012

(e)(55)	Form of Performance Share Unit Awards for executive officers dated March 22, 2012 and April 12, 2012.

(e)(56)	Form of Restricted Stock Unit Awards for executive officers dated March 22, 2012 and April 12, 2012.

(e)(57)	Charming Shoppes, Inc. Annual Incentive Program – Fiscal 2012, As Amended and Restated through April 23, 2012.

(e)(58)	Charming Shoppes Variable Deferred Compensation Plan For Executives, as amended through January 1, 2012.

(g)	Not applicable.

*	Incorporated by reference to Schedule TO filed by Merger Sub and Ascena on May 15, 2012.
†	Included in materials mailed to shareholders of Charming.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARMING SHOPPES, INC.

By:	/s/ Anthony M. Romano
Name:	Anthony M. Romano
Title	Chief Executive Officer and President

Dated May 15, 2012

S-1

Annex I

745 Seventh Avenue New York, NY 10019 United States

April 30, 2012

Board of Directors

Charming Shoppes, Inc.

3750 State Road

Bensalem, PA 19020

Members of the Board of Directors:

We understand that Charming Shoppes, Inc. (the “Company”) intends to enter into a transaction with Ascena Retail Group, Inc. (“Ascena”) pursuant to which, among other things, Colombia Acquisition Corp., a wholly owned subsidiary of Ascena (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) at a price of $7.35 per share in a cash (the “Consideration”) and, following consummation of the Tender Offer, Merger Sub will merge with and into the Company and each outstanding share of Company Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration (the merger, together with the Tender Offer, being the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger among Ascena, Merger Sub and the Company, to be dated as of May 1, 2012 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s shareholders of the Consideration to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the shareholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of April 30, 2012, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended January 28, 2012; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) a trading history of the Company Common Stock from April 27, 2007 to April 27, 2012 and a comparison of the trading history of the Company Common Stock from November 30, 2011 to April 27, 2012 with those of other companies that we deemed relevant; (5) a comparison of the historical and projected financial results and present financial condition of the Company with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) the results of our efforts to solicit indications of interest from third parties with respect to a sale of all or a part of the Company; and (8) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects (including certain strategic alternatives in connection with the Company’s major operating divisions) and have undertaken such other studies, analyses and investigations as we deemed appropriate.

I-1

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the shareholders of the Company in the Proposed Transaction is fair to such shareholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We and our affiliates have performed various investment banking and financial services for the Company in the past, and expect to perform such services for the Company and Ascena in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we and our affiliates have performed the following investment banking and financial services: Barclays Bank PLC is a lender in the Company’s $200 million, five-year revolving credit facility.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Ascena for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

I-2

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the Consideration to be offered to the shareholders in connection with or how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

I-3